sun hydraulics® CORPORATION


10012638

SUPPLYING HYDRAULIC SOLUTIONS FOR **INDUSTRY**









Sun Hydraulics □ 2009 Annual Report

sun hydraulics CORPORATION


Exceeding Expectations

PRODUCTS

Sun's differentiated products operate more reliably and at higher pressures than competitive products. Our cartridge valves are available in an unmatched array of functions and sizes. Our range of standard manifolds is easily the largest in the world. And our integrated packages are routinely more compact with superior operating characteristics. Sun's product offering is aligned with market requirements for electro-hydraulic motion control solutions.

SERVICING CUSTOMERS

Having the right products is not enough. Using our products to create solutions is what customers require. Delivering the solution when the customer needs it helps set Sun apart. We use the Internet to push technical product information to the market and to enable customers to communicate their requirements to us. Sun has operations in seven countries, and is supported by 88 distributors in more than 200 locations. We are able to deliver and support our solutions when and where our customers need them.

RETURNS

Better products and better service are a strategic platform for delivering superior financial performance. Sun has a history of providing better-than-average returns to our shareholders. Since 1972, Sun's compound annual rate of growth has exceeded 20%. In 2010, we will begin to reclaim ground lost to 2009's global financial disaster. Our commitment to our customers, employees, shareholders, community and other stakeholders is to exceed expectations.

COMPETITIVE ADVANTAGES

- New products, brought quickly to market, that expand and complement our extensive product portfolio.
- Products which are smaller, more reliable and able to operate at higher pressures.
- Compact manifolds and integrated packages with fewer potential leakage points and with enhanced operating characteristics.
- Global operations working with channel partners to develop unique and proprietary motion control solutions.
- Use of the Web to push technical information and understand customer needs.
- Reliable delivery—wherever and whenever our customers need it.

FINANCIAL HIGHLIGHTS

Year ended	Jan 2, 2010	Dec. 27, 2008	Dec. 29, 2007	Dec. 30, 2006	Dec. 31, 2005
(in thousands except per share data)					
Statement of Operations:					
Net sales	**$ 97,393**	$178,278	$167,374	$142,282	$116,757
Gross profit	**21,957**	59,117	54,850	43,932	36,918
Operating income	**2,143**	36,377	33,635	25,051	19,180
Income before income taxes	**2,017**	37,729	34,371	24,903	19,137
Net income	**$ 1,856**	$ 25,735	$ 22,131	$ 16,223	$ 12,808
Basic net income per common share	**$ 0.11**	$ 1.55	$ 1.35	$ 0.99	$ 0.79
Diluted net income per common share	**$ 0.11**	$ 1.55	$ 1.34	$ 0.99	$ 0.78
Dividends per common share	**$ 0.45**	$ 0.45	$ 0.34	$ 0.27	$ 0.20
Other Financial Data:					
Depreciation and amortization	**$ 6,968**	$ 7,096	$ 6,341	$ 5,849	$ 5,604
Capital expenditures	**5,096**	10,874	12,591	9,525	8,813
Balance Sheet Data:					
Cash and cash equivalents	**$ 30,446**	$ 35,303	$ 19,337	$ 9,497	$ 5,830
Working capital	**53,454**	50,217	36,198	24,015	16,391
Total assets	**119,933**	122,385	110,780	87,185	73,561
Total debt	**—**	272	701	1,072	2,384
Shareholders' equity	**$107,614**	106,556	91,882	70,800	56,440
% of Sales:					
Gross profit	**22.5%**	33.2%	32.8%	30.9%	31.6%
Operating income	**2.2%**	20.4%	20.1%	17.6%	16.4%
Net income	**1.9%**	21.2%	13.2%	11.4%	11.0%

NET SALES
(in millions)


$116.8
$142.3
$167.4
$178.3
$97.4
'05
'06
'07
'08
'09

GROSS PROFIT
(in millions)


$36.9
$43.9
$54.9
$59.1
$22.0
'05
'06
'07
'08
'09

CASH FROM OPERATIONS
(in millions)


$17.0
$19.6
$28.2
$38.5
$13.7
'05
'06
'07
'08
'09

RETURN ON CAPITAL EMPLOYED
(as a precent)


24.2%
26.0%
29.7%
34.9%
2.2%
'05
'06
'07
'08
'09

sun hydraulics CORPORATION

Dear Sun Community:

The global recession made 2009 one of the most difficult years in Sun's history. Tough market conditions challenged our employees—along with our customers, distributors and suppliers—in ways most had never experienced. Our financial results for the year tell the story: Revenues declined by 45% to $97 million, while net income fell by 93% to $1.9 million.

Our response to the downturn was to continue investing in our company and manage the business prudently, but without compromising our future success. Not only did we *not* reduce our dividends, we actually paid out an additional dividend in the form of a shared distribution last March. And despite all the turmoil, we earned 11 cents per share, making 2009 our 38th consecutive year of profitability. As a result of the actions taken last year, we believe our company in 2010 is stronger than ever.

Knowing 2009 would be difficult, Sun's leadership in late 2008 began planning for tougher times. Our concerns were to:

- Figure out how to downsize our workforce to match the weakened economic environment, while simultaneously keeping the headcount at full strength so that we can quickly respond as the economy improves.
- Maintain self-funded, world-class benefits, which help Sun attract and retain the best employees around the world.
- Prioritize capital investments needed to ensure Sun's competitive advantage.
- Identify non-critical expenses that we could delay without compromising long-term goals.
- Continue being creative and strategic in product development, focusing on bringing products quickly to market.
- Being in position to capitalize on personnel, channel and acquisition opportunities.

WORKFORCE READINESS, MAINTENANCE OF BENEFITS

We knew at the end of 2008 that our workforce would be too big for 2009 business levels, but we did not want to undermine our readiness for the future. Our solution was to divide all of our U.S. production employees into three like groups and rotate them in the production schedule. Each group worked two weeks and then took a one-week furlough without pay. In this way we reduced expenses while ensuring we always had production workers on hand to meet demand. Salaried employees had their pay reduced by three percent. Neither production workers nor salaried employees had their benefits reduced. In April 2010, we ended the employee furlough program and restored the three percent salary decrease for all U.S. employees.

About 18% of Sun's employees are located outside of the U.S. Around the world, Sun companies are or have been engaged in similar creative programs that keep our workforce intact while reducing expenses in the short term.

PRIORITIZING INVESTMENTS AND EXPENSES

Sun made capital investments of $5.1 million in 2009, about 47% of the level last year. We bought more property adjacent to one of our Florida factories, expanding our future expansion options and we purchased new machine tools with which we are able to more efficiently machine parts to our demanding tolerances. Upgrading our heat-treating capability helped increase capacity and productivity in this crucial area. We also invested in our employees by providing tuition assistance and access to third-party manufacturing education programs. These investments should make us more productive and strengthen the foundation for our future growth.

To reduce costs, we constrained travel expenses and closely monitored professional fees for non-essential services we routinely outsource. As promised in last year's report, every Sun employee exercised prudence when making a spending decision. This wasn't just because the economy had weakened, but because respect for judiciousness is built into our culture.

PRODUCT DEVELOPMENT

We moved production of our stainless steel cartridge products to the U.S. from England. These products were redesigned with new materials, helping to increase their corrosion resistance and improve manufacturability. A new, more competitive pricing structure was put in place and the entire product line was re-introduced to the market.

We began expanding the flow capacities of some of our cartridges, working closely with a key customer. The new versions of these products will be marketable to other customers in other industries like mining, marine and energy, presenting new opportunities for growth.

Some of our most important development work involved electrically-actuated and ancillary products. Sun engineers added several new cartridge products that will help maintain and enhance Sun's position as an industry leader in high-performance control solutions. Some of these products are cost-effective alternatives to pricey competitive industrial products.

Rather than be sold as individual components, many of these new products will be combined with other cartridges and electronics, usually in a custom designed manifold. The result will be an integrated package that communicates with other machine elements. The ability to integrate our products into a complete machine control system will be critical to Sun's future success.

OPPORTUNITIES

We engaged in strategic discussions with a number of parties during 2009, including High Country Tek. (We had previously made an investment in that company in 2007.) Some of these discussions have continued into 2010. As we have frequently stated, if the right strategic opportunity presents itself, we are ready to do a deal.

Last fall, we changed our approach to the Indian market to better penetrate and better serve it. Since beginning to explore this market with a direct presence in 2008, we have added numerous new distributors and customers. India was one of the very few regions in which we experienced sales growth in 2009.

Late last year, we hired a sales and marketing leader to augment our efforts in China. This individual has significant industry and in-country experience and will help us chart a course to expand our presence in this critically important market. India and China are important to recognizing our goal of the Asia/Pacific region generating one third of Sun's net sales.

2010 AND BEYOND

As I mentioned earlier, I believe Sun entered 2010 as a stronger company. Our products, capabilities and services are aligned with the needs of the marketplace. Our balance sheet is sound and we remain debt-free. Upstream and downstream, our suppliers and distributors continue to invest in their companies and collaborate with us to help make Sun one of the most responsive companies in the hydraulics industry.

We believe 2010 will offer a better economic climate than last year. Compared to 2009, almost every measurement will show improvement. Margin improvement may be erratic, though, since it will be influenced by the number of people brought back from furlough in a given period. Until our full workforce is re-engaged, there will be minor fluctuations in margins, but the trend will be positive as long as sales increase.

We are confident that productivity will improve due to actions taken in the past year. Over the short term, we cannot predict how much our capital investments will improve throughput and what impact new products and services will have. We do know, however, that such initiatives will have a positive effect on Sun's results over the long term.

In closing, I want to thank everyone who has continued to be a Sun stakeholder and supporter. Everyone at Sun profoundly appreciates the trust you place in us to be stewards of our company.



Allen J. Carlson
President and CEO

sun hydraulics CORPORATION

From Components to Solutions



Hydraulic fan drives, which help control engine temperature, are used in many different vehicles where a diesel engine is the power source. The greatest opportunity for energy savings is in larger vehicles because they require significant power to drive the cooling system.



The Sun integrated package contains four cartridges and measures just 6.5 x 5 x 4 inches.

The differences between being a component supplier and being a solutions provider can be subtle, are often complementary and sometimes reflect distinct skills, knowledge and capabilities.

Since 1970, Sun Hydraulics has earned a reputation for engineering and manufacturing the finest cartridge valves and associated manifolds in the world. We have marketed these products, first in catalogs and more recently via the Internet, by providing thorough technical and commercial information. Our tagline has been *Hydraulic Components for Industrial and Mobile Applications.*

We continue to develop the same types of products and engage in the same type of marketing today. However, we no longer just simply provide components. Working in concert with our channel partners, we now develop and provide motion control solutions. We are gaining a strong reputation in this arena by collaborating closely with our customers to understand their specific needs and devise the best solution possible.

Being a solutions provider means having a better understanding of the project's functional and physical requirements. It means having products that communicate responsively and reliably with other machine elements. And it means taking a broader view of the application involved. Sun, together with our channel partners, possesses all of these capabilities. Sun exploits its components platform in devising solutions, but does so without eroding component sales.

The breadth and depth of Sun's cartridge valve offering is the foundation for creating better solutions. We can fine-tune a system by having just the right control device. And with a growing line of electrically-actuated cartridges, including valves with integrated electronics, we have the capability of communicating with other electronic devices. Further, our high-performance integrated packages are smaller, weigh less and perform better than most competitive offerings.



In this application, the fan drive system is mounted behind a side vehicle panel to allow easy access from ground level. The system was developed to take up as small a space as possible.

HYDRAULIC FAN DRIVE SOLUTION

A hydraulic fan drive is a system of hydraulic, electric and mechanical devices used to increase efficiency in, and lower emissions output from, diesel engines. This type of system is commonly used in mobile machinery where efficiency is critically important.

Hydraulic fan drives use sensors to monitor temperature, an electronic controller to send commands, and hydraulic valves to run the fan at variable speeds. Sun's electro-hydraulic proportional valves can be a key part of the complete solution.

WORKING WITH THE CUSTOMER

The fan drive project on these pages was initiated by High Country Tek (HCT), the electronic controls company in which Sun has a 48% ownership stake. HCT worked closely with the customer to understand the project's requirements and develop a solution. They had to consider:

- The type of vehicle and engine involved.
- System requirements (for fan drive, steering, safety).
- Options for fitting the complete solution into the vehicle.
- All the components that would be part of the solution.

The proposed solution incorporated an HCT controller, a custom Sun-engineered integrated package, and other components (including pumps and radiators) acquired through third-party transactions. The complete solution will arrive at the customer's receiving dock ready to install.

The Sun portion of the solution, an integrated package of electro-hydraulic and other valves, communicates with HCT's controller. It has to be as small as possible and fit into a defined location (see photo above). Both the controller and integrated package are preconfigured to match the customer's precise operating requirements. Because the solution has been designed for multiple vehicle platforms, the system can be easily reconfigured for installation in different vehicle models.


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05-65515-001
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RDBA
2175
STG SAE 4
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2175 psi RDBA T-162A
ORF .125 DIA.
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2175 PSI
LHHA
FAN G
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2200 PSI
4 RSHC-8WN
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1 173-784
PART NO.
SOLENOID VALVE CARTRIDGE
RELIEF VALVE CARTRIDGE

SMALLER WITH SUPERIOR OPERATING PERFORMANCE

The advantages offered by Sun's integrated package were important in securing this business. Because Sun's cartridges are smaller than other cartridges, the integrated package could be smaller. The resulting mounting flexibility made it easy to fit the package into a desirable location.

Having a proportional valve was necessary for obtaining this business. Proportional valves are electro-hydraulic devices used to control flow and pressure within a system. One of the four cartridges used in the integrated package is a proportional product. Sun's growing line of proportional product offerings is well suited to these types of applications. Proportional valves are rarely sold as stand-alone components. Instead, as in this case, they typically are combined with additional cartridge valves to form an integrated package.

Because the vehicle would be exposed to weather, the manifold had to be corrosion-resistant. The aluminum Sun uses for its manifolds is inherently corrosion-resistant, so no special material treatment was needed. And because of the design practices routinely used at Sun, there are fewer potential leakage points in the manifold, as well as larger, more efficient passageways that allow the hydraulic system to operate more efficiently.

SELECTED CONSOLIDATED FINANCIAL DATA

The following summary should be read in conjunction with the consolidated financial statements and related notes contained herein. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

The Company reports on a fiscal year that ends on the Saturday closest to December 31st. Each quarter generally consists of thirteen weeks. As a result of the 2009 fiscal year ending January 2, 2010, the quarter ended January 2, 2010, consisted of fourteen weeks, resulting in a 53-week year. As a result of the 2005 fiscal year ending December 31, 2005, the quarter ended April 2, 2005, consisted of fourteen weeks, resulting in a 53-week year.

All stock prices and dividends are adjusted for a three-for-two stock split, effected in the form of a 50% stock dividend, which was effective on July 15, 2007.

Year ended	**Jan. 2, 2010**	Dec. 27, 2008	Dec. 29, 2007	Dec. 30, 2006	Dec. 31, 2005
(in thousands except per share data)					
Statement of Operations:					
Net sales	**$ 97,393**	$178,278	$167,374	$142,282	$116,757
Gross profit	**21,957**	59,117	54,850	43,932	36,918
Operating income	**2,143**	36,377	33,635	25,051	19,180
Income before income taxes	**2,017**	37,729	34,371	24,903	19,137
Net income	**$ 1,856**	$ 25,735	$ 22,131	$ 16,223	$ 12,808
Basic net income per common share	**$ 0.11**	$ 1.55	$ 1.35	$ 0.99	$ 0.79
Diluted net income per common share	**$ 0.11**	$ 1.55	$ 1.34	$ 0.99	$ 0.78
Dividends per common share	**$ 0.45**	$ 0.45	$ 0.34	$ 0.27	$ 0.20
Other Financial Data:					
Depreciation and amortization	**$ 6,968**	$ 7,096	$ 6,341	$ 5,849	$ 5,604
Capital expenditures	**5,096**	10,874	12,591	9,525	8,813
Balance Sheet Data:					
Cash and cash equivalents	**$ 30,446**	$ 35,303	$ 19,337	$ 9,497	$ 5,830
Working capital	**53,454**	50,217	36,198	24,015	16,391
Total assets	**$119,933**	122,385	110,780	87,185	73,561
Total debt	**—**	272	701	1,072	2,384
Shareholders' equity	**107,614**	106,556	91,882	70,800	56,440

Quarterly Results of Operations

For the quarter ended	Jan. 2, 2010	Sep. 26, 2009	Jun. 27, 2009	Mar. 28, 2009
(unaudited, in thousands)				
Net sales	$27,262	$23,316	$21,607	$25,208
Gross profit	6,793	5,351	4,234	5,579
Operating income	1,549	423	(633)	804
Income before income taxes	1,626	570	(901)	722
Net income	$ 1,286	$ 554	$ (536)	$ 552
Basic net income per common share	$ 0.08	$ 0.03	$ (0.03)	$ 0.03
Diluted net income per common share	$ 0.08	$ 0.03	$ (0.03)	$ 0.03

For the quarter ended	Dec. 27, 2008	Sep. 27, 2008	Jun. 28, 2008	Mar. 29, 2008
Net sales	$32,936	$44,771	$51,563	$49,008
Gross profit	8,210	14,738	19,075	17,094
Operating income	2,674	9,281	13,283	11,139
Income before income taxes	3,154	9,768	13,341	11,465
Net income	$ 2,480	$ 6,657	$ 8,908	$ 7,690
Basic net income per common share	$ 0.15	$ 0.40	$ 0.54	$ 0.46
Diluted net income per common share	$ 0.15	$ 0.40	$ 0.54	$ 0.46

For the quarter ended	Dec. 29, 2007	Sep. 29, 2007	Jun. 30, 2007	Mar. 31, 2007
Net sales	$41,289	$41,809	$43,422	$40,854
Gross profit	13,346	13,324	14,297	13,883
Operating income	8,064	8,045	8,859	8,667
Income before income taxes	8,198	8,280	9,045	8,849
Net income	$ 5,127	$ 5,246	$ 5,952	$ 5,806
Basic net income per common share	$ 0.31	$ 0.32	$ 0.36	$ 0.35
Diluted net income per common share	$ 0.31	$ 0.32	$ 0.36	$ 0.35

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Sun Hydraulics Corporation is a leading designer and manufacturer of high-performance screw-in hydraulic cartridge valves and manifolds, which control force, speed and motion as integral components in fluid power systems. The Company sells its products globally through wholly-owned subsidiaries and independent distributors. Sales outside the United States for the year ended January 2, 2010, were approximately 59% of total net sales.

Approximately two thirds of product sales are used by the mobile market, which is characterized by applications where the equipment is not fixed in place, the operating environment is often unpredictable, and duty cycles are generally moderate to low. Some examples of the mobile market include equipment used in off-road construction, agriculture, fire and rescue, utilities, oil fields, and mining.

The remaining one third of sales are used by industrial markets, which are characterized by equipment that is fixed in place, typically in a controlled environment, and which operates at higher pressures and duty cycles. Power units, automation machinery, metal cutting machine tools and plastics machinery are some examples of industrial equipment. The Company sells to both markets with a single product line.

Industry Conditions

Demand for the Company's products is dependent on demand for the capital goods into which the products are incorporated. The capital goods industries in general, and the fluid power industry specifically, are subject to economic cycles. According to the National Fluid Power Association (the fluid power industry's trade association in the United States), the United States index of shipments of hydraulic products decreased 40% in 2009 after increasing 8% and 1%, in 2008 and 2007, respectively.

The Company's order trend has historically tracked closely to the United States Purchasing Managers Index (PMI). The index increased to 54.9 in December 2009, from a low of 32.5 in December 2008. PMI increased throughout 2009 and moved above 50 in August, indicating an expanding economy. The index was 56.5 in February 2010, which was the seventh consecutive month with a PMI above 50. The portions of the index that represent new orders and production have shown growth for eight and nine consecutive months, respectively. Management believes these trends are a strong indication of growing demand.

Results for the 2009 Fiscal Year

	January 2, 2010	December 27, 2008	Decrease
(Dollars in millions except net income per share)			
Twelve Months Ended			
Net Sales	**$97.4**	$178.3	(45)%
Net Income	**$ 1.9**	$ 25.7	(93)%
Net Income per share:			
Basic	**$0.11**	$ 1.55	(93)%
Diluted	**$0.11**	$ 1.55	(93)%
Three Months Ended			
Net Sales	**$27.3**	$ 32.9	(17)%
Net Income	**$ 1.3**	$ 2.5	(48)%
Net Income per share:			
Basic	**$0.08**	$ 0.15	(47)%
Diluted	**$0.08**	$ 0.15	(47)%

The fourth quarter finished strong, resulting in sequential quarterly growth since the second quarter. Sun's order rates, capital goods inventory conditions, and indicators like PMI and Capacity Utilization are all improving. This leads management to believe that the worst of last year's recession is over and it expects that the first quarter will show continued improvement.

Management is pleased to have remained profitable for 2009, the 38th consecutive year of profitability, despite a drop in revenues of 45%. The Company did this without sacrificing its capacity or capabilities. The Company continued to make capital investments, develop and release new products, and, perhaps most critical, maintain workforce readiness. In June, Sun initiated rolling furloughs for the production workforce and a 3% salary reduction for non-production personnel. The furloughs allow the Company to balance its capacity with current business levels without compromising its ability to respond when demand increases. The furlough model, was designed so that it is relatively simple to return to normal work schedules as demand recovers. With the increased demand seen early in 2010, approximately 25% of production employees have been removed from the furloughs.

Throughout 2009, the Company experienced high levels of expedited order activity of approximately 16% of orders. Management is pleased to report that while expedited orders are still high, they are not as high as last year. That tells us that inventory has stabilized and things are coming into balance.

Management is encouraged by customer inquiries and the prototype activity that it experienced at all Sun locations. Some prototypes have led to production orders. Management is confident that its prototype activities will continue to drive new business.

Management believes market share gains are taken on the upturn of the cycle by those companies that are able to respond to the market demand and opportunities created. Sun's depth and breadth of products, its ability to provide complete systems solutions, and deliver reliably will allow it to gain share during this recovery.

Maintaining the Company's strong balance sheet and financial flexibility remains a key strategy. The Company ended 2009 with cash and investments of $38.3 million, up $3.0 million from the previous year, an unused line of credit of $35.0 million, and zero dollars of long-term debt. The Company continued to invest in its business in 2009 with capital expenditures for the year of approximately $5.1 million. The Company estimates capital expenditures in 2010 will be $7.0 million. The Company has ample cash to do the things management believes are necessary to position the Company to take the next step in its growth.

Dividends

The Company declared quarterly dividends of $0.09 per share that were paid on the 15th day of the month following the date of declaration. Additionally, the Company declared a shared distribution cash dividend of $0.09 per share that was paid on March 31, 2009 to shareholders of record as of March 15, 2009.

Outlook

Weekly order rates in 2010 have increased compared to the fourth quarter of 2009. First quarter 2010 sales are expected to be approximately $30 million, a 19% increase over the same period last year and 10% over the previous quarter. First quarter earnings per share are estimated to be between $0.17 and $0.19 per share, compared to $0.03 per share in the first quarter last year and $0.08 last quarter.

Results of Operations

The following table sets forth, for the periods indicated, certain items in the Company's statements of operations as a percentage of net sales.

For the year ended	**Jan. 2, 2010**	Dec. 27, 2008	Dec. 29, 2007	Dec. 30, 2006	Dec. 31, 2005
Net sales	**100.0%**	100.0%	100.0%	100.0%	100.0%
Gross profit	**22.5%**	33.2%	32.8%	30.9%	31.6%
Operating income	**2.2%**	20.4%	20.1%	17.6%	16.4%
Income before income taxes	**2.1%**	21.2%	20.5%	17.5%	16.4%

Segment Information *(in thousands)*	United States	Korea	Germany	United Kingdom	Elimination	Consolidated
2009						
Sales to unaffiliated customers	**$ 59,278**	**$ 9,978**	**$14,654**	**$13,483**	**$ —**	**$ 97,393**
Intercompany sales	**15,545**	**—**	**139**	**1,101**	**(16,785)**	**—**
Operating income	**(2,110)**	**616**	**2,475**	**884**	**278**	**2,143**
Total assets	**85,338**	**8,191**	**12,447**	**15,923**	**(1,966)**	**119,933**
Depreciation and amortization	**5,335**	**104**	**502**	**1,027**	**—**	**6,968**
Capital expenditures	**4,758**	**41**	**30**	**267**	**—**	**5,096**
2008						
Sales to unaffiliated customers	$111,180	$17,455	$27,356	$22,287	$ —	$178,278
Intercompany sales	28,656	—	245	2,282	(31,183)	—
Operating income	24,531	1,148	7,693	3,231	(226)	36,377
Total assets	91,855	6,680	10,980	15,049	(2,179)	122,385
Depreciation and amortization	5,139	151	572	1,234	—	7,096
Capital expenditures	9,904	39	298	633	—	10,874
2007						
Sales to unaffiliated customers	$ 99,516	$20,567	$24,164	$23,127	$ —	$167,374
Intercompany sales	30,344	—	142	2,621	(33,107)	—
Operating income	22,408	2,103	5,955	3,205	(36)	33,635
Total assets	74,026	9,067	12,710	17,079	(2,102)	110,780
Depreciation and amortization	4,488	178	556	1,119	—	6,341
Capital expenditures	9,339	284	125	2,843	—	12,591

COMPARISON OF YEARS ENDED JANUARY 2, 2010 AND DECEMBER 27, 2008

Net Sales

Net sales were $97.4 million, a decrease of $80.9 million, or 45.4%, compared to $178.3 million in 2008. Net sales decreased 42.5% excluding the effect of exchange rates. The decrease in net sales was primarily driven by decreased demand in our end markets, which primarily include capital goods equipment. Price increases instituted in October 2008 accounted for approximately 1.5% of total sales. New product sales (defined as products introduced within the last five years) generally made up 10–15% of total sales in 2009.

North American sales decreased 46.5% or $38.7 million, to $44.5 million in 2009, Asian sales decreased 44.0% or $13.6 million, to $17.3 million in 2009, and European sales decreased 45.2% or $26.8 million, to $32.4 million in 2009.

The U.S. reporting segment had sales of $59.3 million during 2009, down $51.9 million or 46.7%, compared to sales of $111.2 million during 2008. The decrease was driven by demand in our end markets and the general downturn in the global economy. International sales out of the U.S. were $19.0 million during 2009, down 48.7% or $18.0 million, compared to $37.1 million during 2008. International sales out of the U.S. include some sales to Europe, Africa and the Asia/Pacific region. Significant decreases in sales were noted in almost all geographic regions.

The Korean reporting segment had sales of $10.0 million during 2009, down $7.5 million or 42.8%, compared to sales of $17.5 million during 2008. Currency effect reduced 2009 sales by approximately $1.5 million. The remaining decrease was related to a slowdown in sales to four major Korean customers that are in the construction equipment industry. The Korean reporting segment was the first segment to be affected by the slowdown in the global economy. As expected by management, the Korean reporting segment was also the first segment to show quarterly year over year growth, which occurred in the fourth quarter of 2009 with sales increasing $1.2 million, or 69.0% from the prior year. The Korean reporting segment had declining quarterly year over year sales since the second quarter of 2008. Efforts to expand and diversify its customer base, in addition to increased demand from existing customers, led to the increased sales.

The German reporting segment had sales of $14.7 million during 2009, down $12.7 million or 46.4%, compared to sales of $27.4 million during 2008. Currency effect reduced 2009 sales by approximately $1.0 million. The remaining decrease was primarily related to demand within Germany. However, sales were down in all geographic markets.

The U.K. reporting segment had sales of $13.5 million during 2009, down $8.8 million or 39.5%, compared to sales of $22.3 million during 2008. Currency effect reduced 2009 sales by approximately $1.4 million. The largest reduction of sales was to customers within the U.K.; however, sales were down in almost all geographic markets.

Gross Profit

Gross profit decreased $37.2 million or 62.9% to $22.0 million in 2009, compared to $59.1 million in 2008. Gross profit as a percentage of net sales decreased to 22.5% in 2009, compared to 33.2% in 2008. The Company experienced a sharp decline in sales during the fourth quarter of 2008, which resulted in gross profit margins of 24.9% in that period. Sales continued to decline during the first half of 2009, resulting in further reductions in the gross profit margin. Both sales and gross profit margins increased sequentially in the third and fourth quarters of 2009. The gross profit margin in the fourth quarter of 2009 was flat compared to the prior year with a margin of 24.9%, while sales decreased $5.7 million for the same period. The 2008 fourth quarter results included additional retirement expense related to the shared distribution that was not included in the current year.

The 2009 gross profit decreases were primarily related to lower sales volume, which contributed $26.8 million of the decrease. The remaining decreases in gross profit were attributed to productivity declines of approximately $2.5 million, and increases in overhead expenses as a percentage of sales of approximately $10.0 million, both of which occurred primarily in the U.S. In periods of sharp declining sales, the Company cannot reduce costs at the same pace. However, the decrease in gross profit was partially offset by lower material costs as a percent of sales of approximately $2.1 million, primarily in the U.S.

Additionally, the Company eliminated overtime premiums equal to approximately $1.1 million, reduced retirement benefits, primarily related to the shared distribution, of approximately $3.2 million that was included in the prior year results, and the Company had cost savings of approximately $1.3 million resulting from the furloughs and salary reductions during the current year. These reductions were all primarily in the U.S.

Selling, Engineering, and Administrative Expenses

Selling, engineering and administrative expenses in 2009 were $19.8 million, a $2.9 million, or 12.8%, decrease, compared to $22.7 million in 2008. The change was due to decreases in compensation of $0.9 million, resulting primarily from salary freezes and reductions that began in January, fringe benefit costs of $0.9 million, primarily related to retirement benefits associated with the shared distribution that was included in the prior year results, travel of $0.4 million, and professional fees and outside services of $0.4 million.

Operating Income

Operating income decreased $34.2 million or 94.1% to $2.1 million in 2009, compared to $36.4 million in 2008, with operating margins of 2.2% and 20.4% for 2009 and 2008, respectively.

The U.S. reporting segment experienced an operating loss of $2.1 million in 2009 compared to operating income of $24.5 million during 2008, a decrease of $26.7 million. The sharp decline in sales volume reduced operating income $11.5 million. Additional decreases in operating income occurred from productivity declines as a result of keeping its workforce intact, and increased variable and fixed overhead costs as a percent of sales. Decreases in operating income were partially offset by decreases in material costs. Additionally, the Company had cost savings of approximately $1.4 million in 2009, as a result of the furloughs and salary reductions.

The Korean reporting segment contributed $0.6 million to our consolidated operating income during 2009 compared to $1.1 million during 2008, a decrease of $0.5 million. The decrease was almost entirely related to the reduction in sales volume.

The German reporting segment contributed $2.5 million to our consolidated operating income during 2009 compared to $7.7 million during 2008, a decrease of $5.2 million. Reduction in sales volume resulted in a decrease of $3.6 million to operating income. The remaining decrease was primarily related to increased fixed overhead costs as a percent of sales and increased material costs due to the strength of the U.S. Dollar against the Euro for material purchases made in U.S. Dollars.

The U.K. reporting segment contributed $0.9 million to our consolidated operating income during 2009 compared to $3.2 million during 2008, a decrease of $2.3 million. The reduction in sales volume was responsible for $1.3 million of the decrease in operating income. The remaining decrease was primarily related to increased fixed overhead costs as a percent of sales.

Interest Income, Net

Net Interest income for 2009 was $0.6 million compared to net interest income of $0.8 million for 2008. The Company paid off the remaining balance of its long-term debt in the first quarter of 2009, and had total average debt for 2008 of $0.5 million. Total average cash and investments for 2009, was $36.8 million compared to total average cash of $27.3 million for 2008. Although total cash and investments increased in 2009, interest rates were at an all-time low. In response to the decrease in interest rates in 2009, the Company invested in primarily corporate and municipal bonds to achieve an above-average rate of return.

Foreign Currency Transaction (Gain) Loss, Net

Net foreign currency transaction loss was $0.3 million in 2009 compared to a gain of $0.5 million in 2008. While the Euro, the Korean Won and the British Pound strengthened against the U.S. Dollar, the U.K. operations experienced losses related to sales conducted in U.S. Dollars and from the revaluation of Sun Ltd. balance sheet items, which were held in U.S. Dollars. The inverse was true of 2008.

Miscellaneous (Income) Expense, Net

Miscellaneous expense was $0.4 million in 2009 compared to income of $0.1 million in 2008. The decrease in income is primarily related to a reduction in equity method investment earnings from the prior year. The prior year income was primarily a result of proceeds from an insurance claim. This amount was partially offset by a loss on disposal of assets and charitable contributions.

Income Taxes

The provision for income taxes for the year ended January 2, 2010, was 8.0% of pretax income compared to a provision of 31.8% for the year ended December 27, 2008. The change was primarily due to the relative levels of income and different tax rates in effect among the countries in which the Company sells its products, particularly from the tax benefit recognized in the U.S.

COMPARISON OF YEARS ENDED DECEMBER 27, 2008 AND DECEMBER 29, 2007

Net Sales

Net sales were $178.3 million, an increase of $10.9 million, or 6.5%, compared to $167.4 million in 2007. Net sales increased 7.2% excluding the effect of exchange rates. The increase in net sales was primarily driven by increased demand in our end markets, which primarily include capital goods equipment. Price increases in 2008 accounted for approximately 1% of total sales. New product sales (defined as products introduced within the last five years) generally make up 15% of total sales.

North American sales increased 5.7% or $4.5 million, to $83.1 million in 2008, Asian sales increased 2.3% or $0.7 million, to $30.9 million in 2008, and European sales increased 9.2% or $5.0 million, to $59.3 million in 2008.

The U.S. reporting segment had sales of $111.2 million during 2008, up $11.7 million or 11.7%, compared to sales of $99.5 million during 2007. The increase was driven by demand in our end markets. International sales out of the U.S. were $37.1 million during 2008, up 26.6% or $7.8 million, compared to $29.3 million during 2007. Significant increases in sales were noted in Italy, China, and Australia.

The Korean reporting segment had sales of $17.5 million during 2008, down $3.1 million or 15.1%, compared to sales of $20.6 million during 2007. Currency effect reduced 2008 sales by approximately $2.0 million. The remaining decrease was related to a slowdown in sales to four major Korean customers that are in the construction equipment industry.

The German reporting segment had sales of $27.4 million during 2008, up $3.2 million or 13.2%, compared to sales of $24.2 million during 2007. Currency effect contributed approximately $2.1 million to sales in 2008. The remaining increase is primarily related to demand within Germany and in Austria.

The U.K. reporting segment had sales of $22.3 million during 2008, down $0.8 million or 3.6%, compared to sales of $23.1 million during 2007. Currency effect reduced 2008 sales by approximately $0.7 million, primarily related to sales in U.S. Dollars. The U.K experienced reduced sales within the U.K. and in Ireland, while increasing sales to Netherlands, Norway, and United Arab Emirates.

Gross Profit

Gross profit increased $4.3 million or 7.8% to $ 59.1 million in 2008, compared to $54.9 million in 2007. Gross profit as a percentage of net sales increased to 33.2% in 2008, compared to 32.8% in 2007. Margins were very strong in the first and second quarter of 2008, at 34.9% and 37.0%, respectively. The Company experienced some deterioration in the third quarter of 2008 when margins slipped to 32.9%.

The sharp decline in 2008 fourth quarter sales resulted in gross margins of 24.9%. The Company has a large fixed cost base. This worked to its advantage over the last few years when the Company was able to leverage these fixed costs against consistently rising revenue. However, it has the opposite effect as the Company gets into periods of rapidly declining sales. The fixed costs remain, but cannot be absorbed as quickly by the lower revenue.

For 2008, the gross profit increases were primarily related to higher sales volume, which contributed $3.6 million of the increase. The remaining gains in gross profit were attributed to productivity improvements of approximately $0.8 million, primarily in the U.S. and U.K., and lower material costs of approximately $0.4 million, primarily in the U.S. and Europe. Decreases in overhead expenses as a percent of sales of approximately $1.2 million were offset by the increased retirement benefits primarily relating to the shared distributions of approximately $1.7 million.

Selling, Engineering, and Administrative Expenses

Selling, engineering and administrative expenses in 2008 were $22.7 million, a $1.5 million, or 7.2%, increase, compared to $21.2 million in 2007. The change is primarily a result of increases in compensation of $0.6 million, fringe benefit costs of $0.7 million, and professional fees of $0.2 million. The fringe benefits include an increase in retirement benefits primarily relating to the shared distributions of approximately $0.8 million. The increase in professional fees is related to additional tax services for the R&D tax credit study.

Operating Income

Operating income increased $2.7 million or 8.2% to $36.4 million in 2008, compared to $33.6 million in 2007, with operating margins of 20.4% and 20.1% for 2008 and 2007, respectively.

The U.S. reporting segment contributed $24.5 million to our consolidated operating income during 2008 compared to $22.4 million during 2007, an increase of $2.1 million. Record sales volume contributed $2.6 million to operating income. Additional increases resulted from decreased material costs, relating to redesign and resourcing of products, and productivity improvements. Increases in operating income were partially offset by increases in retirement benefits primarily relating to the shared distributions of approximately $1.8 million.

The Korean reporting segment contributed $1.1 million to our consolidated operating income during 2008 compared to $2.1 million during 2007, a decrease of $1.0 million. Reduction in sales resulted in a $0.3 million decrease in operating income. The remaining decrease resulted from increased material costs primarily related to the devaluation of the Korean Won against the U.S. Dollar for purchases made in U.S. Dollars.

The German reporting segment contributed $7.7 million to our consolidated operating income during 2008 compared to $6.0 million during 2007, an increase of $1.7 million. Record sales volume contributed $0.8 million to operating income. The remaining increase is primarily related to material costs due to the strength of the Euro against the U.S. Dollar for material purchases made in U.S. Dollars during the first nine months of the year. Increases in operating income were partially offset by the shared distributions of approximately $0.2 million.

The U.K. reporting segment contributed $3.2 million to our consolidated operating income during 2008 and 2007. The reduction in sales and shared distributions reduced operating income by approximately $0.5 million. These decreases were offset by gains in productivity and a reduction in fixed costs.

Interest Income, Net

Net Interest income for 2008 was $0.8 million compared to net interest income of $0.4 million for 2007. Total average debt for 2008, was $0.5 million compared to $0.9 million for 2007. Total average cash for 2008 was $27.3 million compared to $14.4 million for 2007. The Company did not have any outstanding variable debt during 2008.

Foreign Currency Transaction Gain, Net

Net foreign currency transaction gain was $0.5 million in 2008 compared to a minimal amount in 2007. While the Euro, the Korean Won and the British Pound weakened against the U.S. Dollar, the U.K. operations experienced gains related to sales conducted in U.S. Dollars and from the revaluation of Sun Ltd. balance sheet items, which were held in U.S. Dollars.

Miscellaneous Income, Net

Miscellaneous income was $0.1 million in 2008 compared to $0.3 million in 2007. The decrease is primarily related to a reduction in equity method investment earnings from the prior year. The current year income was primarily a result of proceeds from an insurance claim. This amount was partially offset by a loss on disposal of assets and charitable contributions.

Income Taxes

The provision for income taxes for the year ended December 27, 2008, was 31.8% of pretax income compared to 35.6% for the year ended December 29, 2007. The change was primarily due to the relative levels of income and different tax rates in effect among the countries in which the Company sells its products and the decrease in the German Statutory tax rate. The 2008 U.S. provision includes tax expense of $0.8 million related to the repatriation of cash from the German subsidiary and a tax benefit of $0.8 million for R&D tax credits for the years 2004 through 2007.

Liquidity and Capital Resources

Historically, the Company's primary source of capital has been cash generated from operations, although short-term fluctuations in working capital requirements have been met through borrowings under revolving lines of credit as needed. The Company's principal uses of cash have been to pay operating expenses, pay dividends to shareholders, make capital expenditures, and service debt.

Net cash flow from operations in 2009 was $13.7 million, compared to $38.5 million in 2008 and $28.2 million in 2007. The $24.9 million decrease in the Company's net cash flow from operations was due primarily to the decrease in net income of $23.9 million. Cash on hand decreased $5.0 million from $35.3 million in 2008 to $30.4 million in 2009. However, new in 2009, the Company had $7.8 million invested in available-for-sale securities at January 2, 2010. Days sales outstanding increased to 42 in 2009 from 30 in 2008 and inventory turns decreased to 8.5 in 2009 from 11.1 in 2008. The increase in days sales outstanding is primarily attributed to the steep decline in sales during the first half of the year. The Company has not had, nor does it anticipate, any significant issues with collectability. With the increased demand in the fourth quarter, both days sales outstanding and inventory turns calculated on a quarterly basis have improved over the annual calculation. The $10.3 million increase in the Company's net cash flow from operations in 2008 was due primarily to the increase in net income of $3.6 million, and decreases in accounts receivable and inventory totaling $6.0 million compared to increases in the prior year totaling $4.5 million.

Total capital expenditures for 2009 were $5.1 million. Capital expenditures, consisting primarily of purchases of machinery and equipment, were $3.4 million in 2009, compared to $8.4 million in 2008 and $12.6 million in 2007. Also included in capital expenditures for the year ended January 2, 2010, and December 27, 2008, were land purchases equal to $1.7 million and $2.5 million, respectively. Capital expenditures in 2010 are projected to be $7.0 million.

On August 11, 2005, the Company completed a refinancing of its existing debt in the U.S. with Fifth Third Bank (the "Bank"). The financing consists of a secured revolving line of credit of $35 million (the "Line of Credit"). The Line of Credit is secured by the Company's U.S. assets, including its manufacturing facilities, and requires monthly payments of interest. The Line of Credit has a floating interest rate based upon LIBOR plus 1.5% or the Bank's Base Rate, whichever is more advantageous. The Line of Credit is payable in full on August 1, 2011, but maturity may be accelerated by the Bank upon an Event of Default (as defined). Prepayment may be made without penalty or premium at any time upon the required notice to the Bank. At January 2, 2010, the Line of Credit had no outstanding balance.

The Line of Credit is subject to debt covenants including: 1) Debt (as defined) to Tangible Net Worth (as defined) ratio of not more than 1.5:1.0, 2) Funded Debt (as defined) to EBITDA (as defined) ratio of not more than 2.5:1.0, and 3) EBIT (as defined) to Interest Expense (as defined) ratio of not less than 1.1:1.0; and requires the Company to maintain its primary domestic deposit accounts with the Bank. As of January 2, 2010, the Company was in compliance with all debt covenants.

The Company declared the following regular quarterly dividends to shareholders of record on the last day of the respective quarter:

	2009	2008	2007
First quarter	**$0.090**	$0.090	$0.067
Second quarter	**0.090**	0.090	0.090
Third quarter	**0.090**	0.090	0.090
Fourth quarter	**0.090**	0.090	0.090

These dividends were paid on the 15th day of each month following the date of declaration. In addition, the Company declared shared distribution cash dividends of $0.09 per share in 2008 and 2009. The 2009 dividend was paid on March 31, 2009, to shareholders of record as of March 15, 2009, and the 2008 dividend was paid on May 30, 2008, to shareholders of record as of May 15, 2008.

The declaration and payment of future dividends is subject to the sole discretion of the Board of Directors, and any determination as to the payment of future dividends will depend upon the Company's profitability, financial condition, capital needs, acquisition opportunities, future prospects and other factors deemed pertinent by the Board of Directors.

The Company believes that cash generated from operations and its borrowing availability under the revolving Line of Credit will be sufficient to satisfy the Company's operating expenses and capital expenditures for the foreseeable future. In the event that economic conditions were to severely worsen for a protracted period of time, the Company would have several options available to ensure liquidity in addition to increased borrowing. Capital expenditures could be postponed since they primarily pertain to long-term improvements in operations. Additional operating expense reductions also could be made. Finally, the dividend to shareholders could be reduced or suspended.

OTHER MATERIAL COMMITMENTS. Our contractual obligations and debt obligations as of January 2, 2010, are summarized in the table below (in thousands):

		Payments due by Period			
Contractual Obligations	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Operating leases	$ 37	$37	$—	$—	$ —
Other long-term liabilities[1]	687	28	—	—	659
Total contractual obligations	$724	$65	$—	$—	$659

(1) Other long-term liabilities consist of deferred income of $28 and deferred compensation of $659. The deferred income is a result of a non-exclusive supply agreement with Bosch Rexroth, A.G., a German full-line hydraulic component and systems manufacturer, under which the Company will manufacture selected products carrying the Rexroth logo. In addition, the Company has a non-exclusive licensing agreement whereby Rexroth may manufacture some of the Company's products for use in its own fluid power systems. The licensing agreement was entered into in 1999 and will expire in 2010. Currently, Rexroth has elected not to manufacture any products under the licensing agreement, but continues to purchase these same products from the Company. The original amount received with regard to the licensing agreement was $500,000, which is being recognized over the life of the agreement. Deferred compensation relates to Director compensation for attendance at Board meetings. Amounts will be paid upon an individual ceasing to be a Director of the Company or earlier dates selected by the Director as provided in the deferred compensation plan.

Critical Accounting Policies and Estimates

The Company currently only applies judgment and estimates which may have a material effect on the eventual outcome of assets, liabilities, revenues and expenses for impairment of long-lived assets, accounts receivable, inventory, goodwill, accruals, stock-based compensation, and income taxes. The following explains the basis and the procedure for each account where judgment and estimates are applied.

Revenue Recognition

The Company reports revenues, net of sales incentives, when title passes and risk of loss transfers to the customer. The effect of material non-recurring events related to product liabilities is provided for when they become known. The Company has not experienced any material product liabilities in the past.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to future net cash flows the asset is expected to generate. If such assets are considered impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Accounts Receivable

The Company sells to most of its customers on a recurring basis, primarily through distributors with which the Company maintains long-term relationships. As a result, bad debt experience has not been material. The allowance for doubtful accounts is determined on a specific identification basis by a review of those accounts that are significantly in arrears. There can be no assurance that a distributor or a large direct sale customer with overdue accounts receivable balances will not develop financial difficulties and default on payment. See Consolidated Balance Sheets for allowance amounts.

Inventory

The Company offers a wide variety of standard products and as a matter of policy does not discontinue products. On an ongoing basis, component parts found to be obsolete through design or process changes are disposed of and charged to material cost. The Company reviews on-hand balances of products and component parts against specific criteria. Products and component parts without usage or that have excess quantities on hand are evaluated. An inventory reserve is then established for the full inventory carrying value of those products and component parts deemed to be obsolete or slow moving. See Note 5 to the Financial Statements for inventory reserve amounts.

Goodwill

The Company acquired its Korean operations in September 1998 using the purchase method. As a result, goodwill is reflected on the Consolidated Balance Sheet. A valuation using a discounted cash flow method was performed at January 2, 2010, and December 27, 2008. It was determined that the value of the goodwill was not impaired. There is no assurance that the value of the acquired company will not decrease in the future due to changing business conditions. See Note 7 to the Financial Statements for goodwill amounts.

Accruals

The Company makes estimates related to certain employee benefits and miscellaneous accruals. Estimates for employee benefit accruals are based on management's assessment of estimated liabilities related to workers' compensation, health care benefits and annual contributions to an employee stock ownership plan ("ESOP"), established in 2004 as part of the Company's retirement plan. Estimates for miscellaneous accruals are based on management's assessment of estimated liabilities for costs incurred.

The Company accrues for health care benefit costs under a self-funded plan. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $115 thousand on an individual basis and approximately $6.3 million on an aggregate basis.

Stock-Based Compensation

All share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense in earnings over the requisite service period. Benefits of tax deductions in excess of recognized compensation costs are reported as a financing cash inflow.

Income Taxes

The Company's income tax policy provides for a liability approach under which deferred income taxes are provided for based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. These differences result from items reported differently for financial reporting and income tax purposes, primarily depreciation, accrued expenses and reserves.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued guidance amending the existing fair value measurements and disclosure guidance. The amendment requires new disclosures regarding the transfers in and out of level 1 and 2 fair value measurements and activity in level 3 fair value measurements. The amendment also clarifies existing disclosures regarding the level of disaggregated information as well as more disclosure around valuation techniques and inputs to fair value measurements. The guidance is effective for interim and annual reporting periods commencing after December 15, 2009, with a portion effective for fiscal years beginning after December 15, 2010. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated Financial Statements.

In June 2009, the FASB issued new accounting guidance for determining whether an entity is a variable interest entity and requires an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity. This guidance also requires an enterprise to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has power to direct the activities of the variable interest entity that most significantly impacts the entity's economic performance. This guidance also requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity, requires enhanced disclosures and eliminates the scope exclusion for qualifying special-purpose entities. This guidance is effective for annual reporting periods beginning after November 15, 2009. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated Financial Statements.

In June 2009, the FASB issued new accounting guidance to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. Additionally, on and after the effective date, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. This guidance is effective for annual reporting periods beginning after November 15, 2009. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated Financial Statements.

Off Balance Sheet Arrangements

The Company does not engage in any off balance sheet financing arrangements. In particular, the Company does not have any material interest in variable interest entities, which include special purpose entities and structured finance entities.

The Company uses the equity method of accounting to account for its investments in Sun China, WhiteOak and High Country Tek. The Company does not have a majority ownership in or exercise control over any of the entities. These investments were not material to the financial statements of the Company at January 2, 2010.

Seasonality

The Company generally has experienced increased sales during the second quarter of the year, largely as a result of the order patterns of our customers. As a result, the Company's second quarter net sales, income from operations and net income historically are the highest of any quarter during the year. However, due to the economic conditions of the past year, this pattern was not evident in 2009 and may not recur in 2010.

Inflation

The impact of inflation on the Company's operating results has been moderate in recent years, reflecting generally lower rates of inflation in the economy. While inflation has not had, and the Company does not expect that it will have, a material impact upon operating results, there is no assurance that the Company's business will not be affected by inflation in the future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates on borrowed funds, which could affect its results of operations and financial condition. The Company has managed this risk by its ability to select the interest rate on its debt financing at LIBOR plus 1.5% or the Bank's Base Rate, whichever is more advantageous. The Company had no variable-rate debt outstanding at January 2, 2010, and December 27, 2008.

The Company's exposure to foreign currency exchange fluctuations relates primarily to the direct investment in its facilities in the United Kingdom, Germany, and Korea. The Company does not use financial instruments to hedge foreign currency exchange rate changes.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION

The Common Stock of the Company has been trading publicly under the symbol SNHY on the Nasdaq Global Select Market since the Company's initial public offering on January 9, 1997. The following table sets forth the high and low closing sale prices of the Company's Common Stock as reported by the Nasdaq Global Select Market and the dividends declared for the periods indicated.

	High	Low	Dividends declared
2009			
First quarter	**$19.610**	**$10.590**	**$0.180**
Second quarter	**19.000**	**13.930**	**0.090**
Third quarter	**22.170**	**15.050**	**0.090**
Fourth quarter	**27.840**	**19.060**	**0.090**
2008			
First quarter	$30.620	$19.130	$0.090
Second quarter	41.040	29.270	0.180
Third quarter	42.060	25.840	0.090
Fourth quarter	26.040	11.460	0.090

HOLDERS

There were 123 shareholders of record of Common Stock on February 26, 2010. The number of record holders was determined from the records of the Company's transfer agent and does not include beneficial owners of Common Stock whose shares are held in the names of securities brokers, dealers, and registered clearing agencies. The Company believes that there are approximately 12,000 beneficial owners of Common Stock.

DIVIDENDS

The Company declared quarterly dividends in 2009 that were paid on the 15th day of the month following the date of declaration. Additionally, the Company declared shared distribution cash dividends of $0.09 per share in 2008 and 2009. The 2009 shared distribution cash dividend was paid on March 31, 2009 to shareholders of record as of March 15, 2009, and the 2008 shared distribution cash dividend was paid on May 30, 2008 to shareholders of record as of May 15, 2008. The Company's Board of Directors currently intends to continue to pay a quarterly dividend of at least $0.09 per share during 2010. However, the declaration and payment of future dividends is subject to the sole discretion of the Board of Directors, and any determination as to the payment of future dividends will depend upon the Company's profitability, financial condition, capital needs, acquisition opportunities, future prospects and other factors deemed pertinent by the Board of Directors.

STOCK SPLIT

On June 19, 2007, the Company declared a three-for-two stock split, effected in the form of a 50% stock dividend, to shareholders of record on June 30, 2007, which was paid on July 15, 2007. The Company issued approximately 5,500,000 shares of common stock as a result of the stock split. The effect of the stock split on outstanding shares, earnings per share and dividends per share has been retroactively applied to all periods presented.

ISSUER PURCHASES OF EQUITY SECURITIES

The Company did not repurchase any of its stock during the fourth quarter of 2009.

FIVE-YEAR STOCK PERFORMANCE GRAPH

The following graph compares cumulative total return among Sun Hydraulics Corporation, the Russell 2000 Index and the Value Line Machinery Industry Stock Index, from December 25, 2004, to January 2, 2010, assuming $100 invested in each on December 25, 2004. Total return assumes reinvestment of any dividends for all companies considered within the comparison. The stock price performance shown in the graph is not necessarily indicative of future price performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Sun Hydraulics Corporation, the Russell 2000 Index
and Value Line Machinery Industry Group
$450
$400
$350
$300
$250
$200
$150
$100
$50
0
12/25/04
12/31/05
12/30/06
12/29/07
12/27/08
01/2/10
Sun Hydraulics Corporation
Russell 2000
Value Line Machine Industry Group

*$100 invested on 12/25/04 in stock or index, including reinvestment of dividends

	12/25/04	12/31/05	12/30/06	12/29/07	12/27/08	**1/2/10**
Sun Hydraulics Corporation	100.00	185.52	200.76	373.94	271.51	**407.62**
Russell 2000	100.00	104.98	124.26	123.23	77.25	**102.99**
Value Line Machinery Industry Group	100.00	109.38	130.66	174.64	86.56	**128.25**

FORWARD-LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations, estimates, forecasts, and projections about us, our beliefs, and assumptions made by us, including (i) our strategies regarding growth, including our intention to develop new products; (ii) our financing plans; (iii) trends affecting our financial condition or results of operations; (iv) our ability to continue to control costs and to meet our liquidity and other financing needs; (v) the declaration and payment of dividends; and (vi) our ability to respond to changes in customer demand domestically and internationally, including as a result of standardization. In addition, we may make other written or oral statements, which constitute forward-looking statements, from time to time. Words such as "may," "expects," "projects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words, and similar expressions are intended to identify such forward-looking statements. Similarly, statements that describe our future plans, objectives or goals also are forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including those discussed below and elsewhere in this report. Our actual results may differ materially from what is expressed or forecasted in such forward-looking statements, and undue reliance should not be placed on such statements. All forward-looking statements are made as of the date hereof, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from what is expressed or forecasted in such forward-looking statements include, but are not limited to: (i) conditions in the capital markets, including the interest rate environment and the availability of capital; (ii) changes in the competitive marketplace that could affect our revenue and/or cost bases, such as increased competition, lack of qualified engineering, marketing, management or other personnel, and increased labor and raw materials costs; (iii) new product introductions, product sales mix and the geographic mix of sales nationally and internationally. Further information relating to factors that could cause actual results to differ from those anticipated is included but not limited to information under the headings Item 1 "Business," Item 1A. "Risk Factors" and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Form 10-K for the year ended January 2, 2010. The Company disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sun Hydraulics Corporation

We have audited the accompanying consolidated balance sheets of Sun Hydraulics Corporation (a Florida corporation) and subsidiaries (collectively, the Company) as of January 2, 2010 and December 27, 2008, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended January 2, 2010. We also have audited Sun Hydraulics Corporation and subsidiaries' internal control over financial reporting as of January 2, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sun Hydraulics Corporation and subsidiaries as of January 2, 2010 and December 27, 2008, and the results of its operations and its cash flows for each of the three years in the period ended January 2, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Sun Hydraulics Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of January 2, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Kirkland, Russ, Murphy & Tapp, P.A.

March 12, 2010
Clearwater, Florida

CONSOLIDATED BALANCE SHEETS

	January 2, 2010	December 27, 2008
(in thousands, except for share information)		
Assets		
Current assets:		
Cash and cash equivalents	**$ 30,314**	$ 35,176
Restricted cash	**132**	127
Accounts receivable, net of allowance for doubtful accounts of $90 and $92	**9,949**	12,502
Inventories	**7,799**	9,960
Income taxes receivable	**1,485**	1,353
Deferred income taxes	**575**	259
Marketable securities	**7,844**	—
Other current assets	**1,797**	1,290
Total current assets	**59,895**	60,667
Property, plant and equipment, net	**56,633**	57,726
Other assets	**3,405**	3,992
Total assets	**$119,933**	$122,385
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	**$ 2,442**	$ 3,258
Accrued expenses and other liabilities	**2,475**	5,546
Long-term debt due within one year	**—**	147
Dividends payable	**1,524**	1,499
Total current liabilities	**6,441**	10,450
Long-term debt due after one year	**—**	125
Deferred income taxes	**5,191**	4,871
Other noncurrent liabilities	**687**	383
Total liabilities	**12,319**	15,829
Commitments and contingencies (Note 17)	**—**	—
Shareholders' equity:		
Preferred stock, 2,000,000 shares authorized, par value $0.001, no shares outstanding	**—**	—
Common stock, 20,000,000 shares authorized, par value $0.001, 16,933,168 and 16,658,271 shares outstanding	**17**	17
Capital in excess of par value	**42,210**	38,042
Retained earnings	**64,383**	70,099
Accumulated other comprehensive income	**1,004**	(1,602)
Total shareholders' equity	**107,614**	106,556
Total liabilities and shareholders' equity	**$119,933**	$122,385

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended		
	January 2, 2010	December 27, 2008	December 29, 2007
(in thousands, except per share data)			
Net sales	**$97,393**	$178,278	$167,374
Cost of sales	**75,436**	119,161	112,524
Gross profit	**21,957**	59,117	54,850
Selling, engineering and administrative expenses	**19,814**	22,740	21,215
Operating income	**2,143**	36,377	33,635
Interest (income), net	**(562)**	(793)	(411)
Foreign currency transaction (gain) loss, net	**265**	(467)	(42)
Miscellaneous (income)/expense, net	**423**	(92)	(283)
Income before income taxes	**2,017**	37,729	34,371
Income tax provision	**161**	11,994	12,240
Net income	**$ 1,856**	$ 25,735	$ 22,131
Basic net income per common share	**$ 0.11**	$ 1.55	$ 1.35
Weighted average basic shares outstanding	**16,837**	16,603	16,437
Diluted net income per common share	**$ 0.11**	$ 1.55	$ 1.34
Weighted average diluted shares outstanding	**16,870**	16,634	16,498
Dividends declared per share	**$ 0.450**	$ 0.450	$ 0.337

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(in thousands)	Preferred shares	Preferred stock	Common shares	Common stock	Capital in excess of par value	Retained earnings	Accumulated other comprehensive income	Total
Balance, December 30, 2006	—	$—	16,274	$16	$30,962	$35,279	$ 4,543	$ 70,800
Forfeitures, restricted stock			(2)					—
Shares issued, restricted stock			27					
Shares issued, stock options			73		287			287
Shares issued, ESPP			18		272			272
Shares issued, ESOP			103		1,386			1,386
Stock-based compensation					735			735
Tax benefit of stock-based compensation					748			748
Dividends issued						(5,566)		(5,566)
Comprehensive income:								—
Net income						22,131		22,131
Foreign currency translation adjustments							1,089	1,089
Comprehensive income:								23,220
Balance, December 29, 2007	—	$—	16,493	$16	$34,390	$51,844	$ 5,632	$ 91,882
Shares issued, restricted stock			40	1				1
Shares issued, other comp			3					—
Shares issued, stock options			17		87			87
Shares issued, ESPP			16		359			359
Shares issued, ESOP			89		2,255			2,255
Stock-based compensation					896			896
Tax benefit of stock-based compensation					55			55
Dividends issued						(7,480)		(7,480)
Comprehensive income:								
Net income						25,735		25,735
Foreign currency translation adjustments							(7,234)	(7,234)
Comprehensive income:								18,501
Balance, December 27, 2008	—	$—	16,658	$17	$38,042	$70,099	$(1,602)	$106,556
Shares issued, restricted stock			**40**					**—**
Shares issued, other comp			**4**					**—**
Shares issued, stock options			**3**		**11**			**11**
Shares issued, ESPP			**29**		**392**			**392**
Shares issued, ESOP			**199**		**2,796**			**2,796**
Stock-based compensation					**960**			**960**
Tax benefit of stock-based compensation					**9**			**9**
Dividends issued						**(7,572)**		**(7,572)**
Comprehensive income:								
Net income						**1,856**		**1,856**
Unrealized gain on available-for-sale securities							**116**	**116**
Foreign currency translation adjustments							**2,490**	**2,490**
Comprehensive income:								**4,462**
Balance, January 2, 2010	**—**	**$—**	**16,933**	**$17**	**$42,210**	**$64,383**	**$ 1,004**	**$107,614**

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	For the year ended January 2, 2010	December 27, 2008	December 29, 2007
Cash flows from operating activities:			
Net income	**$ 1,856**	$ 25,735	$ 22,131
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**6,968**	7,096	6,341
(Gain) loss on disposal of assets	**30**	138	(74)
Stock-based compensation expense	**960**	896	735
Deferred director and phantom stock unit expense	**398**	56	694
Stock options income tax benefit	**(9)**	(55)	(748)
Allowance for doubtful accounts	**(2)**	(123)	75
Provision for slow-moving inventory	**(41)**	102	251
Provision for deferred income taxes	**4**	(195)	575
(Increase) decrease in:			
Accounts receivable	**2,555**	4,650	(3,187)
Inventories	**2,202**	1,359	(1,286)
Income tax receivable	**(123)**	(1,353)	—
Other current assets	**(507)**	(80)	(224)
Other assets, net	**560**	465	(310)
Increase (decrease) in:			
Accounts payable	**(816)**	(2,410)	856
Accrued expenses and other liabilities	**(672)**	2,888	1,490
Income taxes payable	**—**	(619)	814
Other noncurrent liabilities	**304**	(23)	108
Net cash from operating activities	**13,667**	38,527	28,241
Cash flows from investing activities:			
Investment in High Country Tek	**—**	—	(2,375)
Capital expenditures	**(5,096)**	(10,874)	(12,591)
Proceeds from dispositions of equipment	**—**	99	192
Purchases of marketable securities	**(10,600)**	—	—
Proceeds from sale of marketable securities	**2,863**	—	—
Net cash used in investing activities	**(12,833)**	(10,775)	(14,774)
Cash flows from financing activities:			
Repayment of debt	**(261)**	(416)	(371)
Proceeds from exercise of stock options	**11**	87	287
Stock options income tax benefit	**9**	55	748
Proceeds from stock issued	**392**	359	272
Dividends to shareholders	**(7,547)**	(7,465)	(5,167)
Net cash used in financing activities	**(7,396)**	(7,380)	(4,231)
Effect of exchange rate changes on cash and cash equivalents	**1,705**	(4,406)	604
Net (decrease) increase in restricted cash	**5**	(19)	28
Net (decrease) increase in cash and cash equivalents	**(4,862)**	15,985	9,812
Cash and cash equivalents and restricted cash, beginning of period	**35,303**	19,337	9,497
Cash and cash equivalents and restricted cash, end of period	**$ 30,446**	$ 35,303	$ 19,337
Supplemental disclosure of cash flow information:			
Cash paid:			
Interest	**$ 9**	$31	$51
Income taxes	**$ 289**	$ 14,216	$ 11,599
Supplemental disclosure of noncash transactions:			
Common stock issued to ESOP through accrued expenses and other liabilities	**$ 2,796**	$ 2,255	$ 1,386
Unrealized gain on available-for-sale securities	**$ 116**	$ —	$ —

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(in thousands, except per share data)*

1. BUSINESS

Sun Hydraulics Corporation, and its wholly-owned subsidiaries and joint ventures, design, manufacture, and sell screw-in cartridge valves and manifolds used in hydraulic systems. The Company has facilities in the United States, the United Kingdom, Germany, Korea, France, and China. Sun Hydraulics Corporation ("Sun Hydraulics"), with its main offices located in Sarasota, Florida, designs, manufactures, and sells primarily through distributors. Sun Hydraulik Holdings Limited ("Sun Holdings"), a wholly-owned subsidiary of Sun Hydraulics, was formed to provide a holding company for the European market operations; its wholly-owned subsidiaries are Sun Hydraulics Limited (a British corporation, "Sun Ltd.") and Sun Hydraulik GmbH (a German corporation, "Sun GmbH"). Sun Ltd. operates a manufacturing and distribution facility located in Coventry, England, and Sun GmbH operates a manufacturing and distribution facility located in Erkelenz, Germany. Sun Hydraulics Korea Corporation ("Sun Korea"), a wholly-owned subsidiary of Sun Hydraulics, located in Inchon, South Korea, operates a manufacturing and distribution facility. Sun Hydraulics, SARL ("Sun France"), a wholly-owned subsidiary of Sun Hydraulics, located in Bordeaux, France, operates a sales and engineering support facility. Sun Hydraulics Systems (Shanghai) Co., Ltd. ("Sun China"), a 50/50 joint venture between Sun Hydraulics and Links Lin, the owner of Sun Hydraulics' Taiwanese distributor, is located in Shanghai, China, and operates a manufacturing and distribution facility. WhiteOak Controls, Inc. ("WhiteOak"), a 40% equity method investment, located in Mediapolis, Iowa, designs and produces complementary electronic control products. High Country Tek, Inc. ("HCT"), a 48% equity method investment, located in Nevada City, California, designs and manufactures ruggedized electronic/hydraulic control solutions for mobile equipment markets. Sun Hydraulics opened a liaison office in Bangalore, India during 2007 to develop new business opportunities in the Indian market.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies followed in the preparation of the Company's consolidated financial statements is set forth below:

Principles of Consolidation

The consolidated financial statements include the accounts and operations of Sun Hydraulics and its direct and indirect subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The Company uses the equity method of accounting for its investments in Sun China, WhiteOak, and HCT. The Company does not have a majority ownership in or exercise control over these entities.

Critical Accounting Policies and Estimates

The Company currently only applies judgment and estimates, which may have a material effect on the eventual outcome of assets, liabilities, revenues and expenses, for impairment of long-lived assets, accounts receivable, inventory, goodwill, accruals, stock-based compensation, and income taxes. The following explains the basis and the procedure for each account where judgment and estimates are applied.

Revenue Recognition

The Company reports revenues, net of sales incentives, when title passes and risk of loss transfers to the customer. The effect of material non-recurring events is provided for when they become known.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to future net cash flows the asset is expected to generate. If such assets are considered impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value.

Accounts Receivable

The Company sells to most of its customers on a recurring basis, primarily through distributors with which the Company maintains long-term relationships. As a result, bad debt experience has not been material. The allowance for doubtful accounts is determined on a specific identification basis by a review of those accounts that are significantly in arrears. There can be no assurance that a distributor or a large direct sale customer with overdue accounts receivable balances will not develop financial difficulties and default on payment. See the consolidated balance sheets for allowance amounts.

Inventory

The Company offers a wide variety of standard products and as a matter of policy does not discontinue products. On an ongoing basis, component parts found to be obsolete through design or process changes are disposed of and charged to material cost. The Company reviews on-hand balances of products and component parts against specific criteria. Products and component parts without usage or that have excess quantities on hand are evaluated. An inventory reserve is then established for the full inventory carrying value of those products and component parts deemed to be obsolete or slow moving. See Note 5 to the Financial Statements for inventory reserve amounts.

Goodwill

The Company acquired its Korean operations in September 1998 using the purchase method. As a result, goodwill is reflected on the consolidated balance sheet. A valuation using a discounted cash flow method was performed at January 2, 2010 and December 27, 2008. It was determined that the value of the goodwill was not impaired. There is no assurance that the value of the acquired company will not decrease in the future due to changing business conditions. See Note 7 to the Financial Statements for goodwill amounts.

Accruals

The Company makes estimates related to certain employee benefits and miscellaneous accruals. Estimates for employee benefit accruals are based on management's assessment of estimated liabilities related to workers' compensation, health care benefits and annual contributions to an employee stock ownership plan ("ESOP"), established in 2004 as part of the Company's retirement plan. Estimates for miscellaneous accruals are based on management's assessment of estimated liabilities for costs incurred.

The Company accrues for health care benefit costs under a self-funded plan. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $115 on an individual basis and approximately $6,300 on an aggregate basis.

52–53 Week Fiscal Year

The Company reports on a fiscal year that ends on the Saturday closest to December 31st. Each quarter generally consists of thirteen weeks. As a result of the 2009 fiscal year ending January 2, 2010, the quarter ended January 2, 2010, consisted of fourteen weeks, resulting in a 53-week year.

Reclassification

Certain amounts shown in the 2008 and 2007 consolidated financial statements and notes to the consolidated financial statements have been reclassified to conform to the 2009 presentation.

Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories are valued at the lower of cost or market, cost being determined on a first-in, first-out basis. Obsolete and slow-moving inventory is evaluated and reserves are established based on specific criteria determined by management.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Expenditures for repairs and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repairs and maintenance are expensed as incurred. Depreciation is computed using the straight line method over the following useful lives:

	Years
Computer equipment	3–5
Machinery and equipment	4–12
Furniture and fixtures	4–10
Leasehold and land improvements	5–15
Buildings	40

Gains or losses on the retirement, sale, or disposition of property, plant, and equipment are reflected in the Consolidated Statements of Operations in the period in which the assets are taken out of service.

Valuation Assessment of Long-Lived Assets

Management periodically evaluates long-lived assets for potential impairment and will provide for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. Assets are reviewed for utilization on a monthly basis by management in conjunction with employees who work directly with the assets.

Goodwill

Goodwill, which represents the excess of the purchase price of acquisition over the fair value of the net assets acquired and other acquisition costs, is carried at cost. Goodwill is not amortized by the Company. Instead, goodwill is reviewed for impairment on an annual basis, or more frequently if events or circumstances indicate possible impairment.

Other Assets

Other assets consist of equity investments in the Company's joint ventures in Sun China, WhiteOak and HCT. The equity investments were recorded at cost and have been adjusted for investment income or loss and dividend distributions for each quarterly period since their origin.

Revenue Recognition

Sales are recognized when products are shipped and title to the products is passed to the customer. Sales incentives are granted to customers based upon the volume of purchases. These sales incentives are recorded at the time of sales as a reduction of gross sales.

Shipping and Handling Costs

Shipping and handling costs billed to distributors and customers are recorded in revenue. Shipping costs incurred by the Company are recorded in cost of goods sold.

Foreign Currency Translation and Transactions

The Pound Sterling is the functional currency of Sun Ltd. The Euro is the functional currency of Sun GmbH. The South Korean Won is the functional currency of Sun Korea. The U.S. Dollar is the functional currency for Sun Hydraulics and the reporting currency for the consolidated group. The assets and liabilities of Sun Ltd., Sun GmbH, and Sun Korea are translated at the exchange rate in effect at the balance sheet date, and income and expense items are translated at the average annual rate of exchange for the period. The resulting unrealized translation gains and losses are included as a component of shareholders' equity designated as "accumulated other comprehensive income." Realized gains and losses from foreign currency transactions are included in the Consolidated Statements of Operations.

Income Taxes

The Company's income tax policy provides for a liability approach under which deferred income taxes are provided for based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. These differences result from items reported differently for financial reporting and income tax purposes, primarily depreciation, accrued expenses and reserves.

Stock-Based Compensation

All share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense in earnings over the requisite service period. Benefits of tax deductions in excess of recognized compensation costs are reported as a financing cash inflow.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses the three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

At January 2, 2010, the Company held available-for-sale securities with an aggregate fair value of $7,844. The Company, on a recurring basis, measures available-for-sale securities at fair value using quoted prices in active markets. The majority of these available-for-sale securities were previously classified as held to maturity. In the fourth quarter of 2009, the Company changed the classification and accounting to provide greater flexibility in the management of these investments. The net unrealized holding gain on available-for-sale securities amounted to $116 at January 2, 2010. In addition, the Company reports deferred director stock units and phantom stock units as a liability. These liabilities, on a recurring basis, are measured at fair value using quoted prices in the active market. The Company recognized a net loss related to those liabilities of $398 and $56 for the years ended January 2, 2010 and December 27, 2008, respectively.

The Company did not have any fair value adjustments for assets and liabilities measured at fair value on a non-recurring basis during the period ended January 2, 2010 and December 27, 2008.

Assets measured at fair value on a recurring basis include the following as of January 2, 2010:

	Fair value measurements at reporting date using			
Description	January 2, 2010	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Available-for-sale securities	$7,844	$7,844	$—	$—

Liabilities measured at fair value on a recurring basis include the following as of January 2, 2010:

	Fair value measurements at reporting date using			
Description	January 2, 2010	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Deferred director stock units	$ 659	$ 659	$—	$—
Phantom stock units	19	19	—	—
Total	$ 678	$ 678	$—	$—

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable, accrued expenses and other liabilities approximate fair value based on their short-term status.

The carrying amount of long-term debt approximates fair value, as the interest rates on the debt approximate rates currently available to the Company for debt with similar terms and remaining maturities.

4. RESTRICTED CASH

On January 2, 2010 and December 27, 2008, the Company had restricted cash of $132 and $127, respectively. $48 and $44 of the 2009 and 2008 restricted cash balance, respectively, consisted of reserves for customs and excise taxes in the U.K. operation. The restricted amount was calculated as an estimate of two months of customs and excise taxes for items coming into the Company's U.K. operations and was held with Lloyd's TSB in the U.K. The remaining 2009 and 2008 amounts relate to a guarantee of VAT in our France operation. The guarantee is held with Crédit Agricole Bank in France.

5. INVENTORIES

	January 2, 2010	December 27, 2008
Raw materials	**$3,186**	$4,428
Work in process	**2,420**	2,757
Finished goods	**2,900**	3,523
Provision for slow-moving inventory	**(707)**	(748)
Total	**$7,799**	$9,960

6. PROPERTY, PLANT, AND EQUIPMENT

	January 2, 2010	December 27, 2008
Machinery and equipment	**$ 75,487**	$ 69,337
Office furniture and equipment	**10,509**	9,712
Buildings	**25,650**	25,025
Leasehold and land improvements	**2,723**	2,599
Land	**7,065**	5,334
	$121,434	$112,007
Less: Accumulated depreciation	**(66,715)**	(59,217)
Construction in progress	**1,914**	4,936
Total	**$ 56,633**	$ 57,726

Depreciation expense for the years ended January 2, 2010, December 27, 2008, and December 29, 2007 totaled $6,932, $7,069, and $6,314, respectively.

7. GOODWILL

On January 2, 2010 and December 27, 2008, the Company had $715 of goodwill related to its acquisition of Sun Korea.

Valuation models reflecting the expected future cash flow projections were used to value Sun Korea at January 2, 2010 and December 27, 2008. The analysis indicated that there was no impairment of the carrying value of the goodwill.

8. OTHER ASSETS

	January 2, 2010	December 27, 2008
Goodwill	**$ 715**	$ 715
Equity investment in joint venture		
Sun China	**1,214**	1,081
WhiteOak Controls, Inc.	**157**	209
High Country Tek, Inc.	**1,042**	1,744
Loan acquisition costs, net of amortization of $123 and $94	**47**	76
Deposits with suppliers	**130**	143
Other	**100**	24
Total	**$3,405**	$3,992

9. ACCRUED EXPENSES AND OTHER LIABILITIES

	January 2, 2010	December 27, 2008
Compensation and benefits	**$1,660**	$4,277
Insurance	**456**	723
Other	**359**	546
Total	**$2,475**	$5,546

10. LONG-TERM DEBT

	January 2, 2010	December 27, 2008
$35,000 revolving line of credit, collateralized by U.S. assets, interest rate Libor + 1.5% or Bank's Base Rate at Company's discretion (1.731% at January 2, 2010), due August 1, 2011.	**$—**	$ —
10-year notes, fixed interest rates ranging from 3.5–5.1%, collateralized by equipment in Germany, due between 2009 and 2011.	**—**	272
	—	272
Less amounts due within one year	**—**	(147)
Total	**$—**	$ 125

The are no remaining principal payments due at January 2, 2010.

On August 11, 2005, the Company completed a refinancing of its existing debt in the U.S. with Fifth Third Bank (the "Bank"). The financing consists of a secured revolving line of credit of $35 million (the "Line of Credit"). The Line of Credit is secured by the Company's U.S. assets, including its manufacturing facilities, and requires monthly payments of interest. The Line of Credit has a floating interest rate based on LIBOR plus 1.5% or the Bank's Base Rate, whichever is more advantageous. The Line of Credit is payable in full on August 1, 2011, but maturity may be accelerated by the Bank upon an Event of Default (as defined). Prepayment may be made without penalty or premium at any time upon the required notice to the Bank. At January 2, 2010, there was no outstanding balance on the Line of Credit.

The Line of Credit is subject to debt covenants including: 1) Debt (as defined) to Tangible Net Worth (as defined) ratio of not more than 1.5:1.0, 2) Funded Debt (as defined) to EBITDA (as defined) ratio of not more than 2.5:1.0, and 3) EBIT (as defined) to Interest Expense (as defined) ratio of not less than 1.1:1.0; and requires the Company to maintain its primary domestic deposit accounts with the Bank. As of January 2, 2010, the Company was in compliance with all debt covenants.

11. DIVIDENDS TO SHAREHOLDERS

The Company declared dividends of $7,572, $7,480, and $5,566 to shareholders in 2009, 2008, and 2007, respectively.

The Company declared the following regular quarterly dividends to shareholders of record on the last day of the respective quarter:

	2009	2008	2007
First quarter	**$0.090**	$0.090	$0.067
Second quarter	**0.090**	0.090	0.090
Third quarter	**0.090**	0.090	0.090
Fourth quarter	**0.090**	0.090	0.090

These dividends were paid on the 15th day of each month following the date of declaration. In addition, the Company declared shared distribution cash dividends of $0.09 per share in 2008 and 2009. The 2009 dividend was paid on March 31, 2009 to shareholders of record as of March 15, 2009, and the 2008 dividend was paid on May 30, 2008 to shareholders of record as of May 15, 2008.

12. INCOME TAXES

Deferred income tax assets and liabilities are provided to reflect the future tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

For financial reporting purposes, income before income taxes includes the following components:

	For the year ended		
	January 2, 2010	December 27, 2008	December 29, 2007
United States	**$(1,934)**	$24,820	$22,789
Foreign	**3,951**	12,909	11,582
Total	**$ 2,017**	$37,729	$34,371

The components of the income tax provision (benefit) are as follows:

	For the year ended		
	January 2, 2010	December 27, 2008	December 29, 2007
Current tax expense:			
United States	**$(773)**	$ 7,711	$ 7,853
State and local	**(46)**	503	464
Foreign	**976**	3,975	3,348
Total current	**157**	12,189	11,665
Deferred tax expense (benefit):			
United States	**14**	42	217
State and local	**6**	13	(4)
Foreign	**(16)**	(250)	362
Total deferred	**4**	(195)	575
Total income tax provision	**$ 161**	$11,994	$12,240

The reconciliation between the effective income tax rate and the U.S. federal statutory rate is as follows:

	For the year ended		
	January 2, 2010	December 27, 2008	December 29, 2007
U.S. federal taxes at statutory rate	**$ 706**	$13,205	$12,043
Increase(decrease)			
Net residual tax on foreign distributions	**—**	827	—
Foreign tax credit	**—**	—	(27)
Domestic production activity deduction	**—**	(519)	(381)
Research and Development Tax Credit—Current Year	**(200)**	(241)	—
Research and Development Tax Credit—Prior Years	**—**	(849)	—
Foreign income taxed at lower rate	**(424)**	(793)	(344)
Nondeductible items	**67**	94	116
Effect of federal rate change	**—**	—	106
State and local taxes, net	**(40)**	516	460
Change in reserve	**124**	2	(174)
Korea withholding tax	**—**	—	107
Other	**(72)**	(248)	334
Income tax provision	**$ 161**	$11,994	$12,240

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income taxes. The temporary differences that give rise to significant portions of the deferred tax assets and liabilites as of January 2, 2010 and December 27, 2008 are presented below:

	January 2, 2010	December 27, 2008
Deferred tax assets:		
Current:		
Accrued expenses and other	**$ 575**	$ 259
Total current deferred tax assets	**575**	259
Noncurrent:		
Accrued expenses and other	**626**	387
Deferred royalty income	**10**	29
Total noncurrent deferred tax assets	**636**	416
Deferred tax liabilities:		
Noncurrent:		
Depreciation	**(5,827)**	(5,287)
Other	**—**	—
Total noncurrent deferred tax liabilities	**(5,827)**	(5,287)
Net noncurrent deferred tax liability	**$(5,191)**	$(4,871)

A valuation allowance to reduce the deferred tax assets reported is required if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. For the fiscal years ended 2009 and 2008, management has determined that a valuation allowance is not required.

The Company intends and has the ability to indefinitely reinvest the earnings of its non-U.S. subsidiaries, which reflect full provision for non-U.S. income taxes, to expand its international operations. These earnings relate to ongoing operations and, at January 2, 2010, cumulative earnings were approximately $31 million. Accordingly, no provision has been made for U.S. income taxes that might be payable upon repatriation of such earnings. In the event any earnings of non-U.S. subsidiaries are repatriated, the Company will provide U.S. income taxes upon repatriation of such earnings, which will be offset by applicable foreign tax credits, subject to certain limitations. Due to specific circumstances, during the year ended December 27, 2008, the Company repatriated $6,000 from its foreign subsidiaries. U.S. income taxes due based on the repatriations have been provided for in the above income tax provisions.

The Company prescribes a recognition threshold and measurement attribute for an uncertain tax position taken or expected to be taken in a tax return.

The following is a roll-forward of the Company's unrecognized tax benefits:

Unrecognized tax benefits—January 1, 2007	$ 208
Increases from positions taken during prior periods	34
Lapse of statute of limitations	(208)
Unrecognized tax benefits—December 29, 2007	$ 34
Increases from positions taken during prior periods	2
Lapse of statute of limitations	—
Unrecognized tax benefits—December 27, 2008	$ 36
Increases from positions taken during prior periods	**124**
Lapse of statute of limitations	**—**
Unrecognized tax benefits—January 2, 2010	**$ 160**

As of January 1, 2007, the Company had an unrecognized tax benefit of $208 including accrued interest. During 2007, the Company recognized the tax benefit of $208, which had a favorable effect on the effective tax rate for the period ended December 29, 2007.

At January 2, 2010, the Company had an unrecognized tax benefit of $160 including accrued interest. If recognized, the unrecognized tax benefit would have a favorable effect on the effective tax rate in future periods. The Company recognizes interest and penalties related to income tax matters in income tax expense. Interest related to the unrecognized tax benefit has been recognized and included in income tax expense. Interest accrued as of January 2, 2010, is not considered material to the Company's Consolidated Financial Statements.

The Company files U.S. federal income tax returns as well as income tax returns in various states and foreign jurisdictions. The Company is no longer subject to income tax examinations by tax authorities for years prior to 2004 for the majority of tax jurisdictions.

The Company's federal returns are currently under examination by the Internal Revenue Service (IRS) in the United States for the periods 2004 through 2007. The IRS proposed a significant adjustment to the Company's research and development tax credit position. Management has disagreed with the proposed adjustment and believes sufficient evidence is available to defend the position. To date, there have not been any other significant proposed adjustments.

Audit outcomes and the timing of audit settlements are subject to significant uncertainty. It is reasonably possible that within the next twelve months the Company will resolve some or all of the matters presently under consideration for 2004 through 2007 with the IRS, and that there could be significant increases or decreases to unrecognized tax benefits.

13. STOCK OPTION PLANS

During 1996, the Company adopted the 1996 Stock Option Plan (the "Stock Option Plan"), which provides for the grant of incentive stock options and nonqualified stock options for the purchase of up to an aggregate of 2,250,000 shares of the Company's common stock by officers, employees and directors of the Company. Under the terms of the plan, incentive stock options may be granted to employees at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of the fair value in the case of holders of more than 10% of the Company's voting stock). Nonqualified stock options may be granted at the discretion of the Company's Board of Directors. The maximum term of an option may not exceed 10 years, and options become exercisable at such times and in such installments as determined by the Board of Directors.

A summary of the Company's stock option plan for the years ended January 2, 2010, December 27, 2008, and December 29, 2007 is as follows:

	Number of shares	Exercise price range	Weighted average exercise price
(share amounts are in thousands)			
Under option, December 30, 2006 (84 shares exercisable)	113	$3.00–12.27	$4.47
Granted	—	$ —	$ —
Exercised	(72)	$3.00–12.27	$3.97
Forfeitures	(5)	$ 3.11–5.49	$3.39
Under option, December 29, 2007 (32 shares exercisable)	36	$3.00–12.27	$5.62
Granted	—	$ —	$ —
Exercised	(17)	$3.00–12.27	$5.23
Forfeitures	—	$ —	$ —
Under option, December 27, 2008 (16 shares exercisable)	19	$3.00–12.27	$5.95
Granted	—	$ —	$ —
Exercised	(3)	$ 3.00–5.49	$3.66
Forfeitures	—	$ —	$ —
Under option, January 2, 2010 (15 shares exercisable)	**16**	**$3.00–12.27**	**$6.39**

All options listed above vest over three to five years with a maximum term of seven to ten years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model using weighted average assumptions. Stock option compensation expense for the periods ended January 2, 2010, and December 27, 2008, was $6.

A summary of outstanding and exercisable options at January 2, 2010 is as follows:

	Options Outstanding			Options Exercisable	
		Weighted average			
Range of exercise prices	Number of shares	Remaining contractual life	Exercise price	Number of shares	Weighted average exercise price
$ 3.00	2	0.83	3.00	2	3.00
3.11	1	1.83	3.11	1	3.11
3.15	2	0.75	3.15	2	3.15
5.49	7	1.75	5.49	7	5.49
12.27	4	2.92	12.27	3	12.27

There were no stock options granted during 2009, 2008 and 2007.

In September 2006, the Company adopted the 2006 Stock Option Plan ("2006 Plan"), which provides for the grant of incentive stock options and nonqualified stock options for the purchase of up to an aggregate of 750,000 shares of the Company's common stock by officers, employees and directors of the Company. The Company adopted the 2006 Plan due to the expiration of the Company's 1996 Stock Option Plan in 2006. Under the terms of the plan, incentive stock options may be granted to employees at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of the fair value in the case of holders of more than 10% of the Company's voting stock). Nonqualified stock options may be granted at the discretion of the Company's Board of Directors. The maximum term of an option may not exceed 10 years, and options become exercisable at such times and in such installments as determined by the Board of Directors. No awards have been granted under the 2006 Plan.

During 2001, the Company adopted the 2001 Restricted Stock Plan, which provides for the grant of restricted stock of up to an aggregate of 618,750 shares of the Company's common stock to officers, employees, consultants and directors of the Company. Under the terms of the plan, the minimum period before any shares become non-forfeitable may not be less than six months. Compensation cost has been measured at the date of the grant and is recognized in earnings over the period in which the shares vest. Restricted stock expense for the years ended January 2, 2010, December 27, 2008, and December 29, 2007 totaled $794, $722, and $507, respectively. At January 2, 2010, 87,111 shares remained available to be issued through the Restricted Stock Plan.

A summary of the Company's Restricted Stock Plan for the years ended January 2, 2010, December 27, 2008, and December 29, 2007 is as follows:

	Number of shares	Weighted average grant-date fair value
Nonvested balance at December 30, 2006	92	$11.14
Granted	27	33.75
Vested	(49)	9.40
Forfeitures	(2)	12.90
Nonvested balance at December 29, 2007	68	$21.22
Granted	40	18.90
Vested	(35)	18.24
Forfeitures	—	—
Nonvested balance at December 27, 2008	73	$21.45
Granted	40	20.97
Vested	(37)	22.86
Forfeitures	(1)	22.82
Nonvested balance at January 2, 2010	**75**	**$21.78**

The Company has $1,350 of total unrecognized compensation cost related to restricted stock awards granted under the Plan as of January 2, 2010. That cost is expected to be recognized over a weighted average period of 1.65 years.

The Company maintains an Employee Stock Purchase Plan ("ESPP"), in which most employees are eligible to participate. Employees in the United States who choose to participate are granted an opportunity to purchase common stock at 85 percent of market value on the first or last day of the quarterly purchase period, whichever is lower. Employees in the United Kingdom are granted an opportunity to purchase common stock at market value, on the first or last day of the quarterly purchase period, whichever is lower, with the Company issuing one additional free share of common stock for each six shares purchased by the employee under the ESPP. The ESPP authorizes the issuance, and the purchase by employees, of up to 731,250 shares of common stock through payroll deductions. No U.S. employee is allowed to buy more than $25 of common stock in any year, based on the market value of the common stock at the beginning of the purchase period, and no U.K. employee is allowed to buy more than the lesser of £1.5 or 10% of their annual salary in any year. Employees purchased 28,065 shares at a weighted average price of $13.96, and 15,971 shares at a weighted average price of $22.50, under the ESPP during 2009 and 2008, respectively. The Company recognized $95 and $92 of compensation expense during 2009 and 2008, respectively. At January 2, 2010, 539,706 shares remained available to be issued through the ESPP.

The Company has a Nonemployee Director Equity and Deferred Compensation Plan (the "Plan"), which originally was adopted by the Board of Directors and approved by the shareholders in 2004. The Plan was amended on March 1, 2008 and was approved by the shareholders at the 2008 Annual Meeting. Under the Plan, Directors who are not officers of the Company are paid 250 shares of Company common stock and $3 in fees for attendance at each meeting of the Board of Directors, as well as each meeting of each Board Committee on which they serve when the committee meeting is not held within one day of a meeting of the Board of Directors. Additionally, the Board of Directors has the authority to increase from time to time, as it deems desirable or appropriate, the number of shares of stock awarded to all or any one or more of the Nonemployee Directors. No more than 25,000 shares of stock, in the aggregate, may be issued under the Plan during any single calendar year. Committee Chairmen currently receive additional fees equal to 25% of normal compensation and the Chairman of the Board is paid twice the amount of normal compensation, with such additional compensation payable in Company common stock. Previously under the Plan, Nonemployee Directors were paid $5 of which half was paid in Company common stock.

Directors may elect under the Plan to receive all or part of their cash fees in Company stock and to defer receipt of their fees until a subsequent year. The Plan authorizes the issuance of up to 180,000 shares of common stock.

Directors were granted 10,601 and 7,961 shares during 2009 and 2008, respectively. At January 2, 2010, there were 25,109 deferred stock units outstanding. Deferred stock units are treated as liabilities. The Company recognized director stock compensation expense of $390 and $79, for 2009 and 2008, respectively. At January 2, 2010, 143,052 shares remained available to be issued through the Plan.

14. EARNINGS PER SHARE

The following table represents the computation of basic and diluted net income per common share (in thousands, except per share data):

	January 2, 2010	December 27, 2008	December 29, 2007
Net income	**$ 1,856**	$25,735	$22,131
Basic weighted average number of common shares outstanding	**16,837**	16,603	16,437
Basic net income per common share	**$ 0.11**	$ 1.55	$ 1.35
Effect of dilutive stock options and deferred director stock units	**33**	31	61
Diluted weighted average number of common shares outstanding	**16,870**	16,634	16,498
Diluted net income per common share	**$ 0.11**	$ 1.55	$ 1.34

15. EMPLOYEE BENEFITS

The Company has a defined contribution retirement plan covering substantially all of its eligible United States employees. Employer contributions under the retirement plan amounted to approximately $880, $4,333, and $2,573 during 2009, 2008, and 2007, respectively.

The Company provides supplemental pension benefits to its employees of foreign operations in addition to mandatory benefits included in local country payroll tax statutes. These supplemental pension benefits amounted to approximately $280, $256, and $348 during 2009, 2008, and 2007, respectively.

The Company uses an Employee Stock Ownership Plan ("ESOP") as the discretionary match portion of its 401(k) retirement plan. The Company contributes to the ESOP for all eligible United States employees. Under the ESOP, which is 100% company funded, the Company allocates common stock to each participants account. The allocation is generally a percentage of a participant's compensation as determined by the Board of Directors on an annual basis.

The Company made an annual contribution to the ESOP of 69,311 shares in January of 2008, related to fiscal year 2007. Contributions were based on annual compensation. All shares receive regular quarterly dividends payable to the ESOP to cover plan expenses.

In May 2008, the Board introduced the concept of a shared distribution dividend. The shared distribution dividend rewards the majority of employees through a contribution into their retirement accounts and concurrently rewards shareholders with a special cash dividend. As a result of the shared distribution, the Company contributed 176,827 and 20,185 shares into the ESOP in March 2009 and May 2008, respectively.

The Company incurred retirement benefit expense under the ESOP of approximately zero, $3,221 and $1,498 during 2009, 2008 and 2007, respectively. The 2008 amount includes both the 3% and 9% shared distributions announced in May 2008, and March 2009, respectively. These amounts are included in the total employer contributions to the retirement plan noted above.

There are no restrictions on the shares contributed to the ESOP. This allows participants to sell their shares to enable diversification within their individual 401(k) accounts. The Company does not have any repurchase obligations under the ESOP.

During 2008, the Company developed plans for international employees to participate in the shared distributions. Three percent of 2008 wages was accrued for international employees throughout the year. Additionally 9% of 2008 wages was accrued in accordance with the shared distribution announced in March 2009. The Company's foreign operations recognized total expense of approximately $753 in 2008. The Company's U.K. employees received 23,246 shares in March 2009, into a share incentive plan, while employees in the remaining locations received their shared distribution in the form of cash. In Korea the cash was deposited into a Company retirement plan.

The Company awards deferred cash bonuses to key employees of its foreign operations. The deferred cash bonuses are similar to phantom stock units, in that such bonuses are tied to the value of the Company's common stock. Awards are recognized over the deferral period as variable plan awards. The Company recognized approximately $54, $35 and $539 of compensation expense in 2009, 2008 and 2007, respectively, related to the awards.

16. SEGMENT REPORTING

The individual subsidiaries comprising the Company operate predominantly in a single industry as manufacturers and distributors of hydraulic components. The Company is multinational with operations in the United States, and subsidiaries in the United Kingdom, Germany, Korea, and France. Amounts for France, due to their immateriality, are included with the U.S. In computing operating profit for the foreign subsidiaries, no allocations of general corporate expenses have been made. Management bases its financial decisions by the geographical location of its operations.

Total assets of the foreign subsidiaries are those assets related to the operation of those companies. United States assets consist of all other operating assets of the Company. Segment information is as follows:

	United States	Korea	Germany	United Kingdom	Elimination	Consolidated
2009						
Sales to unaffiliated customers	**$ 59,278**	**$ 9,978**	**$14,654**	**$13,483**	**$ —**	**$ 97,393**
Intercompany sales	**15,545**	**—**	**139**	**1,101**	**(16,785)**	**—**
Operating income	**(2,110)**	**616**	**2,475**	**884**	**278**	**2,143**
Total assets	**85,338**	**8,191**	**12,447**	**15,923**	**(1,966)**	**119,933**
Depreciation and amortization	**5,335**	**104**	**502**	**1,027**	**—**	**6,968**
Capital expenditures	**4,758**	**41**	**30**	**267**	**—**	**5,096**
2008						
Sales to unaffiliated customers	$111,180	$17,455	$27,356	$22,287	$ —	$178,278
Intercompany sales	28,656	—	245	2,282	(31,183)	—
Operating income	24,531	1,148	7,693	3,231	(226)	36,377
Total assets	91,855	6,680	10,980	15,049	(2,179)	122,385
Depreciation and amortization	5,139	151	572	1,234	—	7,096
Capital expenditures	9,904	39	298	633	—	10,874
2007						
Sales to unaffiliated customers	$ 99,516	$20,567	$24,164	$23,127	$ —	$167,374
Intercompany sales	30,344	—	142	2,621	(33,107)	—
Operating income	22,408	2,103	5,955	3,205	(36)	33,635
Total assets	74,026	9,067	12,710	17,079	(2,102)	110,780
Depreciation and amortization	4,488	178	556	1,119	—	6,341
Capital expenditures	9,339	284	125	2,843	—	12,591

Sales to unaffiliated customers represent sales from each of the individual subsidiaries. For information on sales to geographic locations, see the Comparisons of the Years Ended January 2, 2010, and December 27, 2008, in Management's Discussion and Analysis of Financial Condition and Results. Operating income is total sales and other operating income less operating expenses. Segment operating income does not include interest income/expense, foreign currency transaction gain/loss, and net miscellaneous income/expense.

Included in U.S. sales to unaffiliated customers were export sales of $19,031, $37,073, and $29,283, during 2009, 2008, and 2007, respectively. Export sales to Canada and Asia/Pacific totaling, $12,918, $24,824, and $19,981, during 2009, 2008, and 2007, respectively, make up the majority of these export sales. Additionally, export sales to Europe were $4,916, $10,708 and $8,027 during 2009, 2008, and 2007, respectively.

17. COMMITMENTS AND CONTINGENCIES

The Company is not a party to any legal proceedings other than routine litigation incidental to its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the results of operations, financial position or cash flows of the Company.

OPERATING LEASES—The Company leases a manufacturing facility in Lenexa, Kansas and production support facilities in Sarasota, Florida under operating leases having initial terms expiring in 2010. The lease for the manufacturing facility in Kansas is currently on a month to month basis, and represents approximately 17,000 square feet of space. The lease for the production support facilities in Florida is expiring in April, 2010, and represents approximately 10,000 square feet. Total rental expense for the years ended 2009, 2008 and 2007 was approximately $221, $236 and $221, respectively.

Future minimum lease payments on operating leases are as follows:

2010	37
Total minimum lease payments	$37

INSURANCE—The Company accrues for health care benefit costs under a self-funded plan. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $115 on an individual basis and approximately $6,300 on an aggregate basis. The Company records a liability for all unresolved claims at the anticipated cost to the Company at the end of the period based on management's assessment. The Company believes it has adequate reserves for all self-insurance claims.

18. NEW ACCOUNTING PRONOUNCEMENTS

In January 2010, the Financial Accounting Standards Board ("FASB") issued guidance amending the existing fair value measurements and disclosures guidance. The amendment requires new disclosures regarding the transfers in and out of level 1 and 2 fair value measurements and activity in level 3 fair value measurements. The amendment also clarifies existing disclosures regarding the level of disaggregated information as well as more disclosure around valuation techniques and inputs to fair value measurements. The guidance is effective for interim and annual reporting periods commencing after December 15, 2009, with a portion effective for fiscal years beginning after December 15, 2010. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated Financial Statements.

In June 2009, the FASB issued new accounting guidance for determining whether an entity is a variable interest entity and requires an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity. This guidance also requires an enterprise to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has power to direct the activities of the variable interest entity that most significantly impacts the entity's economic performance. This guidance also requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity, requires enhanced disclosures and eliminates the scope exclusion for qualifying special-purpose entities. This guidance is effective for annual reporting periods beginning after November 15, 2009. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated Financial Statements.

In June 2009, the FASB issued new accounting guidance to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. Additionally, on and after the effective date, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. This guidance is effective for annual reporting periods beginning after November 15, 2009. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated Financial Statements.

CONTROLS AND PROCEDURES

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Rules 13a–15(e) and 15d–15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report, have concluded that our disclosure controls and procedures are effective and are designed to ensure that the information we are required to disclose is recorded, processed, summarized and reported within the necessary time periods. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports that we file or submit pursuant to the Securities Exchange Act of 1934, as amended, are accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

There were no changes in the Company's internal control over financial reporting during the quarter ended January 2, 2010, that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a–15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded, as necessary, to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the *Internal Control—Integrated Framework*, management, with the participation of the Chief Executive Officer and Chief Financial Officer, concluded that the internal control over financial reporting was effective as of January 2, 2010.

The effectiveness of the Company's internal control over financial reporting as of January 2, 2010 has been audited by Kirkland, Russ, Murphy & Tapp, P.A., an independent registered certified public accounting firm, as stated in their report.

CONSENT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 12, 2010, accompanying the consolidated financial statements included in the Annual Report of Sun Hydraulics Corporation on Form 10-K for the years ended January 2, 2010 and December 27, 2008. We hereby consent to the incorporation by reference of said report in the Registration Statements of Sun Hydraulics Corporation on Forms S-8 (File No. 333-30801, effective July 3, 1997, File No. 333-83269, effective July 20, 1999, File No. 333-62816, effective June 12, 2001, File No. 333-66008 effective July 27, 2001, File No. 333-119367, effective September 29, 2004, and File No. 333-124174, effective April 19, 2005, File No. 333-158245, March 27, 2009).

Kirkland, Russ, Murphy & Tapp, P.A.

March 12, 2010
Clearwater, Florida

sun hydraulics CORPORATION

Shareholder Information

CORPORATE OFFICERS

Allen J. Carlson
President, CEO

Tricia L. Fulton
Chief Financial Officer

Jeffrey Cooper
Officer

Tim A. Twitty
Officer

Peter G. Robson
General Manager
Sun Hydraulics Limited

DIRECTORS

Marc Bertoneche, PhD
Professor, Business Administration
University of Bordeaux

Allen J. Carlson
President, CEO
Sun Hydraulics Corporation

Wolfgang H. Dangel
President
Schaeffler Group Asia/Pacific

John S. Kahler
President, CEO *retired*
Cincinnati Incorporated

Christine L. Koski
Vice President, Marketing
nMetric LLC

Philippe Lemaitre
Chairman, President, CEO *retired*
Woodhead Industries, Inc.

Ferdinand E. Megerlin, Dr.-Ing.
Chairman of the Board
Sun Hydraulics Corporation
Advisor and former member of
the Executive Board of Linde AG

David N. Wormley, PhD
Dean, Engineering School
Pennsylvania State University

LEGAL COUNSEL

Shumaker, Loop & Kendrick, LLP
Tampa, Florida

AUDITORS

Kirkland, Russ, Murphy & Tapp, P.A.
Clearwater, Florida

CORPORATE HEADQUARTERS

Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, Florida 34243
Phone: 941-362-1200
Fax: 941-355-4497

INVESTOR RELATIONS

If you wish to be placed on Sun Hydraulics' email list for periodic news and financial releases, please send your request to investor@sunhydraulics.com or visit Sun's website to sign up.

The Company's Annual Reports, Forms 10-K, 10-Q, 3, 4, 5, and press releases are available at the Investor Relations section of Sun's website, www.sunhydraulics.com, or by request from corporate headquarters.

If you would like a hard copy of Form 10-K, a copy will be provided without charge upon request to:

Investor Relations
Sun Hydraulics
1500 West University Parkway
Sarasota, Florida 34243

TRANSFER AGENT

Computershare
Campton, Massachusetts

COMMON STOCK INFORMATION

The Common Stock of Sun Hydraulics Corporation is traded on the NASDAQ Global Select Market under the symbol SNHY.

As of April 19, 2010, there were 124 shareholders of record. The number of record holders was determined from the records of the Company's transfer agent and does not include beneficial owners of common stock whose shares are held in the name of various securities brokers, dealers and registered clearing agencies. The Company believes that there are approximately 12,000 beneficial owners of common stock.

As of April 19, 2010, the closing price per share of SNHY stock was $28.34 and there were 16,949,542 shares outstanding.

SHAREHOLDERS ANNUAL MEETING

The annual meeting of shareholders will be held at 10:00 a.m. Eastern Time on Tuesday, June 8, 2010, at:

Sun Hydraulics Corporation
701 Tallevast Road
Sarasota, Florida 34243

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

LOCATIONS WORLDWIDE

SUN HYDRAULICS CORPORATION
1500 West University Parkway
Sarasota, Florida 34243 USA
Phone: 941-362-1200
Email: suninfo@sunhydraulics.com

SUN HYDRAULICS LIMITED
Wheler Road
Coventry C3V 4LA England
Phone: 44-2476-217400
Email: sales@sunuk.com

SUN HYDRAULIK GMBH
Brusseler Allee 2
D-41812 Erkelenz, Germany
Phone: 49-2431-8091-0
Email: info@sunhydraulik.de

SUN HYDRAULICS, S.A.R.L.
Parc Innolin
6 rue du Golf
33700 Mérignac, France
Phone: 33-557-291529
Email: info@sunfr.com

SUN HYDRAULICS KOREA CORPORATION
97B 13L Namdong Industrial Complex
664-12 Gojan Dong, Namdong Gu
Inchon, 405-310 Korea
Phone: 82-32-813-1350
Email: sales@sunhydraulics.co.kr

SUN HYDRAULICS SYSTEMS (SHANGHAI) CO., LTD.
No. 339 Rong Xing Road
Rongbei Town, Sonjiang
Shanghai, China
Phone: 86-21-5778-0778
Email: sunchina@online.sh.cn

SUN HYDRAULICS (INDIA)
No. 1, 1st Main Road, Munnekolala Extension
Marathahalli Outer Ring Road
Bangalore-560037 India
Phone: 0091-80-25236325
Email: reddy@sunhydraulics.com


sun hydraulics
CORPORATION

www.sunhydraulics.com